ASSET PURCHASE AND SALE AGREEMENT

BETWEEN

advantage oil & gas ltd.

(As Vendor)

- and -

QUESTFIRE ENERGY CORP.

(As Purchaser)

Dated as of the 5th day of February, 2013

-i-

Table of Contents
(Continued)

-ii-

Table of Contents
(Continued)

-iii-

Schedules:

Schedule A	- Part 1 - Lands, Petroleum and Natural Gas Rights

- Part 2 - Wells

Schedule B	- Production and Marketing Contracts

Schedule C	- Major Facilities

Schedule D	- Outstanding AFEs

Schedule E	- Form of General Conveyance

Schedule F	- Rights of First Refusal

Schedule G	- Form of Officer's Certificate

Schedule H	- White Map Area

Schedule I	- Included Seismic Data

Schedule J	- Disclosure

Schedule K	- Excluded Assets

Schedule L	- Area of Mutual Interest

Schedule M	- Form of Debenture Indenture and Form of Debenture

Schedule N	- Deposit Lands

Schedule O	- Surplus, Idle and Active Equipment

Schedule P	- Hedging Programs

Schedule Q	- Form of Governance Agreement

-iv-

ASSET PURCHASE AND SALE AGREEMENT

THIS AGREEMENT made as of the 5th day of February, 2013.

BETWEEN:

ADVANTAGE OIL & GAS LTD., a body corporate, having an office in the City of Calgary, Alberta, ("Vendor")

- and -

QUESTFIRE ENERGY CORP., a body corporate, having an office in the City of Calgary, Alberta, ("Purchaser")

WHEREAS Vendor wishes to sell the Assets to Purchaser, and Purchaser wishes to purchase the Assets from Vendor, subject to and in accordance with the terms and conditions of this Agreement.

NOW THEREFORE the Parties agree as follows:

Article 1
INTERPRETATION

1.1	Definitions

In this Agreement, unless the context otherwise requires:

(a)	"Abandonment and Reclamation Obligations" means all Losses and Liabilities and other duties and obligations, whether arising under contract, Applicable Law or otherwise, relating to:

(i)	the abandonment of the Wells (and no other wells), and restoration and reclamation of the surface sites thereof and any other lands used to gain access thereto;

(ii)	the closure, decommissioning, dismantling and removal of any structures, buildings, pipelines, facilities, equipment and other tangible depreciable property and assets comprising the Tangibles, together with the restoration and reclamation of the lands on or in which any of the foregoing are or were located and any other lands used to gain access thereto; and

(iii)	the restoration, remediation or reclamation of the surface or subsurface of any lands other than those lands described in paragraphs (i) and (ii).

(b)	"AFEs" means authorities for expenditure, cash calls, operations notices, amounts budgeted pursuant to joint operating agreements, unit agreements, mail ballots and similar notices and calls for funds.

(c)	"Affiliate" means, with respect to a particular Person, another Person that controls, is controlled by, or is under common control with that particular Person. For the purposes of this definition, a Person "controls" another Person (other than an individual) if the first Person:

(i)	holds more than 50% of the voting securities of such other Person; or

(ii)	has power to appoint a majority of the board of directors or comparable body of such other Person; or

(iii)	is entitled to more than 50% of the profits of such other Person or, in the event of a dissolution, to more than 50% of the assets of such other Person;

or otherwise has the power to direct or cause the direction of management or policies of such other Person, in each case, regardless of whether such right or power is held or exercisable directly or through intermediaries or whether such right or power is held beneficially or as a trustee, guardian or similar capacity. In addition, if such other Person is a partnership and all of the partners therein would be considered "Affiliates" of each other as provided above in this Clause 1.1(c), such partnership shall be deemed to be an Affiliate of each such partner and each other Person that is or would be deemed to be an Affiliate of each such partner.

(d)	"Agreement" means this asset purchase and sale agreement, including the attached Schedules.

(e)	"Applicable Canadian Securities Laws" means, collectively or individually, as the context may require, the securities and corporate legislation of each of the provinces and territories of Canada, and the rules, regulations, policies, instruments, orders, rulings and notices published and/or promulgated thereunder by the applicable securities regulatory authorities (including the TSXV and the Toronto Stock Exchange), as they may be amended from time to time.

(f)	"Applicable Law" means, in relation to any Person, property or circumstance, all laws and statutes, including regulations, rules, by-laws, ordinances and other statutory instruments enacted thereunder; all judgments, decrees, rulings and orders of courts, tribunals, commissions and other similar bodies of competent jurisdiction; all orders, rules, directives, policies and guidelines having force of law issued by any Governmental Authority, including Applicable Canadian Securities Law; and all terms and conditions of any Permits; that are in effect as of the relevant time and are applicable to such Person, property or circumstance.

(g)	"Applicable Privacy Laws" means all Applicable Law relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including the Personal Information Protection and Electronic Documents Act (Canada), and any comparable provincial law, including the Personal Information Protection Act (Alberta).

(h)	"Arbitration Act" means the Arbitration Act (Alberta).

(i)	"Assets" means the Petroleum and Natural Gas Rights, the Tangibles, the Included Seismic Data, and the Miscellaneous Interests but excluding the Excluded Assets.

(j)	"Base Price" has the meaning ascribed to that term in Clause 2.5(a).

(k)	"Business Day" means a day, other than a Saturday, a Sunday or a statutory holiday in Calgary, Alberta, on which banks are open generally to conduct commercial business in Calgary, Alberta.

(l)	"Cash Deposit" has the meaning ascribed to that term in Clause 2.8.

(m)	"Claim" means any claim, demand, lawsuit, notice, action, proceeding, notice of non-compliance or violation, order or direction, arbitration or governmental proceeding or investigation.

(n)	"Claiming Party" has the meaning ascribed to that term in Clause 6.8.

(o)	"Class B Shares" means the Class "B" shares in the capital of Purchaser.

(p)	"Closing" means the completion of the Transaction.

(q)	"Closing Date" means the later of:

(i)	April 1, 2013;

(ii)	the third Business Day following the receipt of the later of Competition Act Approval and TSXV Approval;

or any other Business Day as Vendor and Purchaser may agree, provided that, following Closing, references to the Closing Date shall mean the date on which Closing actually occurred.

(r)	"Closing Place" means the offices of Vendor's Solicitors or any other place as Vendor and Purchaser may agree.

(s)	"Closing Statement" has the meaning ascribed to that term in Clause 2.7(c).

(t)	"Closing Time" means 11:00 a.m. on the Closing Date or any other time as Vendor and Purchaser may agree.

(u)	"Commissioner" means the Commissioner of Competition appointed under the Competition Act.

(v)	"Common Shares" means the Class "A" shares in the capital of Purchaser.

(w)	"Competition Act" means the Competition Act (Canada) R.S.C. 1985, c.C-34, as amended and any regulations made thereunder.

(x)	"Competition Act Approval" means:

(i)	the Commissioner shall have issued, and Purchaser shall have received, an advance ruling certificate pursuant to section 102 of the Competition Act in respect of the Transaction in form and substance acceptable to Purchaser, acting reasonably; or

(ii)	Purchaser shall have received a No Action Letter, and

(A)	the relevant waiting period in section 123 of the Competition Act shall have expired or been earlier terminated; or

(B)	the obligation to give the requisite notice has been waived by the Commissioner or a Person authorized by the Commissioner pursuant to subsection 113(c) of the Competition Act; and

in addition to the occurrence of (i) or (ii)(A) or (B) above, in the interim period prior to the Closing Time, there shall have been no threatened or actual application by the Commissioner for an order under section 92, section 100 or section 104 of the Competition Act.

(y)	"Competition Act Notice" means notification of the Transaction pursuant to: (i) a written request for the Commissioner to issue an advance ruling certificate under section 102 of the Competition Act or alternatively a No Action Letter and waiver pursuant to section 113(c) of the Competition Act; or (ii) section 114 of the Competition Act, including information required to be supplied pursuant to a request under section 114(2) of the Competition Act.

(z)	"Computer Data Base Data" means:

(i)	Roughneck Preventative Maintenance Database data;

(ii)	PVR Field Data Capture Database data;

(iii)	Alberta One-Call Pipeline Database data;

(iv)	Pressure Equipment Integrity Management System Database data;

(v)	Pipeline Operations Manual Database data;

(vi)	a digital copy of Vendor's RBC Virtual Data Room files;

(vii)	one hard copy and one digital copy of the Reserves Report; and

(viii)	QByte data files and, to the extent reasonable and practical, copies of accounting Excel files related to the Assets.

(aa)	"Confidentiality Agreement" means the agreement entitled "Confidentiality Agreement" dated October 3, 2012 between Vendor and Purchaser.

(bb)	"Data Room" means all of the data, information, records and other materials included in the virtual electronic data room set up by or with RBC Rundle and the physical rooms established by Vendor and RBC Rundle, together with all other data, information, records and other materials relating to Vendor and the Assets, to which Purchaser, its Affiliates or its, or its Affiliates', representatives have been provided access prior to the date of this Agreement.

(cc)	"Debenture" means the convertible senior secured debenture, for the Debenture Amount, issued by Purchaser in favour of Vendor upon the terms of the Debenture Indenture, and in the form, attached to the Debenture Indenture.

(dd)	"Debenture Amount" means Twenty Seven Million Dollars ($27,000,000.00) plus or minus the net amount of the adjustments provided for in Clause 2.7 as set forth in the Closing Statement, minus the amount of the Cash Deposit and the Deposit Interest.

(ee)	"Debenture Indenture" means the trust indenture to be dated as of the Closing Date, to be entered into between Purchaser and Olympia Trust Company, providing for the issue of the Debenture.

(ff)	"Deposit" means, collectively, the Cash Deposit and the Non-Cash Deposit.

(gg)	"Deposit Interest" means any interest actually earned on the Cash Deposit while held by Vendor's Solicitors up to the time of the release or application thereof as provided in this Agreement.

(hh)	"Deposit Lands" means the lands set forth and described in Schedule "N".

(ii)	"Designated Employees" means the employees of Vendor listed in the Employee Schedule.

(jj)	"Disclosed Information" includes:

(i)	the information in respect of Vendor and the Assets set forth and included in the Data Room;

(ii)	such other information in respect of the Vendor, the Assets and the provisions of this Agreement as is disclosed or made available by Vendor to Purchaser from time to time prior to Closing; and

(iii)	the matters in Schedule J.

(kk)	"Disclosed Personal Information" has the meaning ascribed to that term in Clause 11.2(a).

(ll)	"Effective Time" means 12:01 a.m. on November 1, 2012.

(mm)	"Employee Schedule" has the meaning ascribed to that term in Clause 11.1(a).

(nn)	"Encumbrance" means a Security Interest, an option to purchase, a right of first refusal, right of first offer or other pre-emptive or preferential right to purchase, a farm-out agreement under which earning has not occurred, a royalty, a net profits interest, a carried working interest, a right to convert a royalty to a working interest on payout of a well, a penalty or forfeiture arising as a result of non-participation in a drilling or other operation and any other adverse claim or encumbrance, whether similar or dissimilar to the foregoing.

(oo)	"Environment" means the components of the earth and includes ambient air, land, surface and sub-surface strata, groundwater, surface water, all layers of the atmosphere, all organic and inorganic matter and living organisms, and the interacting natural systems that include such components.

(pp)	"Environmental Liabilities" means all past, present and future Losses and Liabilities, Claims and other duties and obligations, whether arising under contract, Applicable Law or otherwise, arising from or associated with:

(i)	all Abandonment and Reclamation Obligations;

(ii)	any damage, contamination or other adverse situations pertaining to the Environment howsoever and by whomsoever caused and regardless of whether such damage, contamination or other adverse situations occur or arise in whole or in part prior to, at or subsequent to the date of this Agreement;

(iii)	the storage, use, holding, collection, accumulation, assessment, generation, manufacture, processing, treatment, stabilization, disposition, handling, transportation, release, emission or discharge of Petroleum Substances, oilfield wastes, water, hazardous substances, environmental contaminants and all other substances and materials regulated under any Applicable Law, including any forms of energy;

(iv)	compliance with or the consequences of any non-compliance with, or violation or breach of, any Applicable Law pertaining to the Environment or to the protection of the Environment;

(v)	occupational and health and safety matters, including compliance with or the consequences of any non-compliance with, or violation or breach of, any Applicable Law pertaining to occupational health or safety;

(vi)	sampling, monitoring or assessing the Environment or any potential impacts thereon from any past, present or future activities or operations; or

(vii)	the protection, reclamation, remediation or restoration of the Environment;

that relate to or arise by virtue of the Assets or the ownership thereof or any past, present or future operations and activities conducted in connection with the Assets or on or in respect of the Lands or any lands pooled or unitized therewith but excluding, for greater certainty, any Losses, Liabilities or Claims to the extent they are related to or arising from the Excluded Assets.

(qq)	"ERCB" means the Alberta Energy Resources Conservation Board.

(rr)	"Excluded Assets" means Vendor's entire right, title and interest in and to:

(i)	all Petroleum and Natural Gas Rights falling within, the lands outlined in red on Part 1 of Schedule K, together with all Tangibles and Miscellaneous Interests exclusively relating thereto or exclusively used in connection therewith;

(ii)	those additional items listed in Part 2 of Schedule K; and

(iii)	any assets sold by the Vendor to Longview Oil Corp. prior to the Effective Time.

(ss)	"Final Statement of Adjustment" has the meaning ascribed to that term in Clause 2.7(e).

(tt)	"Financial Impact" means either a decrease in the value of the Assets or an increase in the Losses and Liabilities pertaining to the Assets, net of any insurance carried by or on behalf of Vendor or Purchaser.

(uu)	"General Conveyance" means an agreement in the form set forth in Schedule E.

(vv)	"Governance Agreement" means an agreement in the form set forth in Schedule Q.

(ww)	"Governmental Authority" means any:

(i)	governmental entity or authority of any nature, including any governmental ministry, agency, branch, department or official, and any court, regulatory board or other tribunal; or

(ii)	individual or body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, regulatory or taxing authority or power of any nature;

having or purporting to exercise jurisdiction or power over any Person, property, operation, transaction or other matter or circumstance.

(xx)	"GST" means the goods and services tax provided for in the Excise Tax Act (Canada) and any other tax imposed or levied by the Government of Canada on or in respect of the sale or supply of goods or services in addition to or replacement for such goods and service tax.

(yy)	"Identified ROFRs" means the ROFRs identified in Schedule F.

(zz)	"IFRS" means generally accepted accounting principles in Canada, as amended from time to time, as applicable to the Vendor and for greater certainty includes International Financial Reporting Standards as and to the extent applicable to the Vendor.

(aaa)	"Included Seismic Data" means all of Vendor's right, title and interest, including trading rights, in and to:

(i)	all proprietary Seismic Data owned by the Vendor and relating to the seismic lines set forth and described in Part 1 of Schedule "I"; and

(ii)	all partner or joint Seismic Data owned by the Vendor and relating to the seismic lines set forth and described in Part 2 of Schedule I, but excluding any such data which cannot be transferred by Vendor to Purchaser due to the occurrence of one or both of the following:

(A)	the consent of a Third Party is not obtained; or

(B)	a transfer fee is payable to any Third Party and Purchaser has not agreed in writing to be liable for such fee.

(bbb)	"Indemnified Matter" has the meaning ascribed to that term in Clause 6.8.

(ccc)	"Indemnifying Party" has the meaning ascribed to that term in Clause 6.8.

(ddd)	"Lands" means all lands areally within the White Map Area, including the lands identified in Part 1 of Schedule A and, subject to any limitations identified or set forth in Part 1 of Schedule A or in any applicable Title and Operating Documents, the Petroleum Substances, within, upon or under such lands but, for certainty, excluding therefrom all the lands areally outlined in red on Part 1 of Schedule K.

(eee)	"Leases" means all leases, licences, permits and other documents of title set forth and described in Schedule “A", by virtue of which the holder thereof is entitled to drill for, win, take, own or remove the Petroleum Substances within, upon or under the Lands or lands with which the Lands are pooled or unitized, or by virtue of which the holder thereof is deemed to be entitled to a share of Petroleum Substances removed from the Lands or lands with which the Lands are pooled or unitized, including, if applicable, all renewals and extensions of such documents and all documents issued in substitution therefor but only insofar as the same relate to the Lands.

(fff)	"Losses and Liabilities" means all losses, costs, expenses, interest, charges, assessments, damages, liabilities, fines and penalties, including all reasonable costs incurred in investigating, defending or negotiating the settlement or resolution of any Claim or threatened Claim, and specifically including reasonable legal and other professional fees and expenses on a "solicitor and his own client" or comparable basis, regardless of whether the foregoing arise under or by virtue of common law, in equity, under Applicable Law, under contract, negligence, strict liability, breach of duty or otherwise.

(ggg)	"Major Facilities" means the plant, machinery, equipment, facilities and other tangible depreciable property and assets identified or described in Schedule C under the heading "Major Facilities."

(hhh)	"Miscellaneous Interests" means, subject to the limitations and exclusions below in this definition, all of Vendor's right, title and interest in and to all property and rights that pertain directly to the Petroleum and Natural Gas Rights or the Tangibles, (but other than the Petroleum and Natural Gas Rights and the Tangibles themselves), including:

(i)	the Title and Operating Documents and all other contracts and agreements and all rights in relation thereto, including the Production and Marketing Contracts;

(ii)	the Surface Rights;

(iii)	the well bores and down-hole casing for the Wells (and no other wells);

(iv)	the Permits;

(v)	records, files, reports, data, correspondence and other information, including lease, contract, well, production and facilities files and records; and

(vi)	the Computer Data Base Data;

However, the Miscellaneous Interests do not include:

(A)	any of the foregoing property or rights to the extent that they:

(I)	include or pertain to any seismic data other than the Included Seismic Data;

(II)	include or pertain to Vendor's proprietary technology, evaluations, forecasts or interpretations (whether geological, engineering, economic or otherwise); or

(III)	are owned or licensed by Third Parties with restrictions that prohibit the sale, transfer or disclosure thereof to Purchaser;

(B)	any office equipment of Vendor, including all furniture, fixtures, general office equipment and office computer equipment and software licenses;

(C)	any deposits or other security related to Permits or any operations or royalties pertaining to the Assets; or

(D)	Petroleum Substances that are or were in the course of production from the Lands or any lands pooled or unitized therewith, but not, as of the Effective Time, beyond the point of delivery to the buyer thereof.

(iii)	"Non-Cash Deposit" has the meaning ascribed to that term in Clause 2.8.

(jjj)	"Officer's Certificate" means a certificate given by an officer of Purchaser or Vendor which shall be substantially in the form specified in Schedule G.

(kkk)	"Operating Statements" means the summarized financial information prepared by Vendor to be provided to Purchaser in respect of the Assets as prepared in accordance with the financial reporting framework specified in subsection 3.11(5) of National Instrument 52-107 for the periods required as per subsection 8.4(1) of National Instrument 51-102.

(lll)	"Other Sales Taxes" means all sales, value-added or similar taxes or other transfer taxes, fees and charges, other than GST, imposed or levied by any Governmental Authority on or in respect of the sale or supply of goods or services.

(mmm)	"Party" means a party to this Agreement, and "Parties" means both of the parties to this Agreement.

(nnn)	"Permits" means, all licences, permits, approvals and authorizations granted or issued by any Governmental Authorities and relating to the construction, ownership, use or operation of the Assets.

(ooo)	"Permitted Encumbrances" means:

(i)	liens for taxes, assessments and governmental charges that are not due and payable or delinquent or the validity of which is being contested in good faith;

(ii)	liens incurred or created in the ordinary course of business as security in favour of a Person that is conducting the development or operation of the property to which such liens relate;

(iii)	mechanics', builders' and materialmen's liens in respect of services rendered or goods supplied for which payment is not yet due and payable or delinquent or the validity of which is being contested in good faith;

(iv)	easements, rights of way, servitudes and other similar rights in land, including rights of way and servitudes for highways and other roads, railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light, power, telephone, telegraph and cable television conduits, poles, wires and cables;

(v)	the right reserved to or vested in any municipality or Governmental Authority by the terms of any lease, licence, franchise, grant or permit or by any statutory provision, to terminate any such lease, licence, franchise, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof;

(vi)	rights of general application reserved to or vested in any Governmental Authority to levy taxes on Petroleum Substances or any of them or the income therefrom, or to control, limit or regulate production rates or the operation or use of any property;

(vii)	statutory exceptions to title and the reservations, limitations, provisos and conditions in any original grants from the Crown of any mines and minerals;

(viii)	the terms and conditions of the Title and Operating Documents, provided that, in the case of the Assets relating to those Lands listed in Part 1 of Schedule A, any Encumbrance created under or pursuant to any such Title and Operating Documents prior to the date of this Agreement will be a Permitted Encumbrance only if set out and described in Schedule "A";

(ix)	any Security Interest held by any Third Party affecting Vendor's interest in and to the Assets in respect of which Vendor delivers a release, discharge or no-interest letter to Purchaser at or prior to Closing;

(x)	contracts for the purchase, processing, transportation or storage of Petroleum Substances or for the contract operation of any of the Assets that are terminable without penalty on 31 days or less notice;

(xi)	all ROFRs arising under or pursuant to any of the Title and Operating Documents;

(xii)	all Encumbrances, obligations, duties, terms and conditions identified or set forth in a Schedule, or specifically consented to or approved by Purchaser prior to the date of this Agreement or deemed approved or accepted by Purchaser in accordance with a provision of this Agreement;

(xiii)	any Security Interest held by any Third Party encumbering any Third Party interest in and to the Assets or any part or portion thereof;

(xiv)	Third Party trust interests which are not attributed to Vendor in Part 1 of Schedule A and which do not adversely affect the value of Assets; and

(xv)	all areas of mutual interest provisions contained in the Title and Operating Documents or to which the Lands are otherwise subject including, but not limited to, those specifically identified in Schedule L;

(ppp)	"Person" includes any individual, body corporate, partnership (limited or general), trust, trustee, executor or similar official, Governmental Authority or other entity.

(qqq)	"Personal Information" means information about an identifiable individual.

(rrr)	"Petroleum and Natural Gas Rights" means all of Vendor's right, title and interest in and to:

(i)	rights in, or rights to drill for and to produce, save and market, Petroleum Substances;

(ii)	royalty interests, net profit interests and similar interests in Petroleum Substances or the proceeds of the sale of Petroleum Substances or to payments calculated by reference thereto;

(iii)	fee simple interests and other estates in Petroleum in situ; and

(iv)	rights to acquire any of the foregoing in paragraphs (i), (ii) and (iii);

insofar as the foregoing relate to the Lands or the White Map Area or any lands pooled or unitized therewith, whether or not described in Part 1 of Schedule A.

(sss)	"Petroleum Substances" means crude oil, natural gas, natural gas liquids and other related hydrocarbons and all other substances related to any of the foregoing, whether liquid, solid or gaseous, and whether hydrocarbons or not, including sulphur.

(ttt)	"Pre-Closing Period" means the period from the date of this Agreement to the Closing Date.

(uuu)	"Prime Rate" means the rate of interest equal to the annual rate of interest announced from time to time by the main Calgary branch of the Bank of Nova Scotia as the reference rate then in effect for determining interest rates on Canadian dollar commercial loans in Canada.

(vvv)	"Production and Marketing Contracts" means those agreements and other arrangements identified in Schedule B.

(www)	"Public Record" means all information filed by or on behalf of Purchaser with the Securities Commissions in compliance, or intended compliance, with any Applicable Canadian Securities Laws.

(xxx)	"Purchase Price" has the meaning ascribed to that term in Clause 2.5(a).

(yyy)	"Purchaser Financial Statements" means the: (i) audited annual financial statements of Purchaser as at and for the years ended December 31, 2011 and 2010 and the auditors' reports thereon; and (ii) unaudited interim financial statements of Purchaser as at and for the three and nine months ended September 30, 2012.

(zzz)	"Purchaser's Knowledge" means the actual knowledge or awareness, as the case may be, of the current officers of Purchaser whose normal responsibilities relate to the Deposit Lands, after due enquiry, and does not include knowledge and awareness of any other Person or Persons.

(aaaa)	"Questfire Employee" has the meaning ascribed to that term in Clause 11.1(c).

(bbbb)	"Quit Claim and Conveyance" means an irrevocable quit claim and conveyance by Purchaser in favour of the Vendor of Purchaser's entire right, title and interest, free and clear of all Encumbrances other than Permitted Encumbrances (in both cases as those terms are used herein in respect of the Assets, as applicable) in and to the Deposit Lands.

(cccc)	"Related Persons" means, in respect to a Party, that Party's Affiliates, together with that Party's and its Affiliates' directors, officers, employees and other personnel and agents.

(dddd)	"Reserve Report" means the Sproule Associates Ltd. reserve report in respect of Vendor's non-core assets dated effective October 1, 2012.

(eeee)	"ROFR" means a right of first refusal, pre-emptive right of purchase or similar right to acquire the Assets or certain of them that may become operative by virtue of this Agreement or the completion of the Transaction.

(ffff)	"Securities Commissions" means the securities commissions or similar securities regulatory authorities in each of the provinces in Canada in which Purchaser is a reporting issuer.

(gggg)	"Security Interest" means a pledge, lien, charge, mortgage, assignment by way of security, conditional sale, title retention arrangement or other security interest.

(hhhh)	"Seismic Data" means, and shall include, to the extent available:

(i)	for 2D data, (as available and as they exist):

(A)	Field data obtained from each shotpoint location;

(B)	Final processed (stack) data;

(C)	Surveyor's notes, driller's reports and observer's reports;

(D)	Shotpoint maps and segp1 survey; and

(E)	Processed record sections; and

(ii)	for 3D data, (as available and as they exist):

(A)	Field data obtained from each shotpoint location;

(B)	Final processed (stack) data;

(C)	Surveyor's notes, driller's reports and observer's reports;

(D)	Bin maps and segp1 survey; and

(E)	Sample processed record sections.

(iiii)	"Share Consideration" means One Million Five Hundred Thousand (1,500,000) Class B Shares, having a deemed aggregate value, for the purposes of the Transaction, equal to the Share Consideration Amount.

(jjjj)	"Share Consideration Amount" means [the value of the Share Consideration Amount has been redacted].

(kkkk)	"Specific Conveyances" means all conveyances, assignments, transfers, novations, trust declarations and other documents or instruments that are reasonably required or desirable, in accordance with normal oil and gas industry practices, to convey, assign and transfer the Assets to Purchaser and to make Purchaser a party to, and to novate Purchaser into, the Title and Operating Documents in the place and stead of Vendor with respect to the Assets.

(llll)	"Surface Rights" means all rights to occupy, cross or otherwise use or enjoy the surface of the Lands and any lands pooled or unitized therewith or any other lands: (1) upon which the Tangibles are situate, (2) used in connection with the ownership or operation of the Petroleum and Natural Gas Rights, the Tangibles or the Wells, or (3) used to gain access to any of the Lands (or any lands pooled or unitized therewith), the Tangibles or the Wells, including without limitation any fee simple interests.

(mmmm)	"Take or Pay Obligations" means obligations to sell or deliver Petroleum Substances or any of them without being entitled in due course to receive and retain full payment for such Petroleum Substances.

(nnnn)	"Tangibles" means all of Vendor's right, title and interest in and to:

(i)	the Major Facilities; and

(ii)	all tangible depreciable property, apparatus, plant, equipment, machinery, field inventory and facilities used or intended for use in, or otherwise useful in exploiting any Petroleum Substances from or within the Lands (whether the Petroleum and Natural Gas Rights to which such Petroleum Substances are allocated are owned by Vendor or by others or both) and located within, upon or in the vicinity of the Lands (or any lands pooled or unitized therewith), including all gas plants, oil batteries, buildings, production equipment, pipelines, pipeline connections, meters, generators, motors, compressors, treaters, dehydrators, separators, pumps, tanks, boilers, communication equipment, all salvageable equipment pertaining to any Wells listed in Part 2 of Schedule A and the surplus equipment set forth and described in Schedule "O".

(oooo)	"Third Party" means any Person other than Vendor or Purchaser.

(pppp)	"Thirteenth Month Adjustment" means the accounting procedure performed annually by any operator of certain of the Assets for the purpose of redistributing operating expenses, processing fee revenues, royalties and gas cost allowances and other costs, expenses or revenues among the owners or users of those Assets.

(qqqq)	"Title and Operating Documents" means:

(i)	all leases, subleases, permits and licences (and any replacements, renewals or extensions thereof or leases or other instruments derived therefrom) pertaining to the Lands by virtue of which the holder thereof is granted certain rights with respect to Petroleum Substances within, upon or under the Lands or any lands pooled or unitized therewith or by virtue of which the holder thereof is deemed to be entitled to a share of Petroleum Substances removed from the Lands or any lands pooled or unitized therewith;

(ii)	agreements relating to the acquisition, ownership, operation or exploitation of the Petroleum and Natural Gas Rights, Tangibles, the Included Seismic Data or the Wells, including:

(A)	operating agreements, royalty agreements, farm-out or farm-in agreements, option agreements, participation agreements, pooling agreements, unit agreements, unit operating agreements, sale and purchase agreements and asset exchange agreements;

(B)	agreements for the sale of Petroleum Substances;

(C)	agreements pertaining to the Surface Rights;

(D)	agreements for the construction, ownership and operation of gas plants, gathering systems and other tangible depreciable property and assets;

(E)	service agreements for the treating, gathering, storage, transportation or processing of Petroleum Substances or other Petroleum Substances, the injection or subsurface disposal of substances, the use of well bores or the operation of any Tangibles or Wells by a Third Party; and

(F)	Permits and other approvals, authorizations or licences required under Applicable Law.

(rrrr)	"Transaction" means the purchase of the Assets by Purchaser from Vendor on and subject to the terms and conditions, and as more fully described, in this Agreement.

(ssss)	"TSXV" means the TSX Venture Exchange.

(tttt)	"TSXV Approval" means the final approval letter of the TSXV in respect of:

(i)	the issuance of the Debenture to Vendor and the issuance and listing of the Common Shares issuable to Vendor pursuant to the terms of the Debenture;

(ii)	the issuance of the Class B Shares to Vendor, the listing of the Class B shares on the TSXV and the issuance and listing of the Common Shares issuable to Vendor pursuant to the terms of the Class B Shares; and

(iii)	the Transaction.

(uuuu)	"Unscheduled Assets" has the meaning set forth in Clause 2.2.

(vvvv)	"Vendor's Knowledge" means the actual knowledge or awareness, as the case may be, of the current officers of Vendor whose normal responsibilities relate to the Assets, after due enquiry, and does not include knowledge and awareness of any other Person or Persons.

(wwww)	"Vendor's Solicitors" means Burnet, Duckworth & Palmer LLP in its capacity as legal counsel to Vendor.

(xxxx)	"Wells" means all producing, shut-in, water source, observation, disposal, injection, abandoned, suspended and similar wells located on or within the Lands or any lands pooled or unitized therewith, whether or not completed, including the wells identified or described in Part 2 of Schedule A, together with all well licenses relating thereto, but notwithstanding the foregoing in this subclause 1.1 (eeee), excluding thereout:

(i)	reclamation certified abandoned wells; and

(ii)	any abandoned wells on expired mineral rights which are not set forth and described in Part 2 of Schedule "A".

(yyyy)	"White Map Area" means the areas outlined areally in red on Schedule H but excluding the Excluded Assets.

1.2	Schedules

Appended to this Agreement are the following Schedules:

Schedule A	- Part 1 - Lands, Petroleum and Natural Gas Rights
- Part 2 - Wells
Schedule B	- Production and Marketing Contracts
Schedule C	- Major Facilities
Schedule D	- Outstanding AFEs
Schedule E	- Form of General Conveyance
Schedule F	- Rights of First Refusal
Schedule G	- Form of Officer's Certificate
Schedule H	- White Map Area
Schedule I	- Included Seismic Data
Schedule J	- Disclosure
Schedule K	- Excluded Assets
Schedule L	- Area of Mutual Interest
Schedule M	- Form of Debenture Indenture and Form of Debenture
Schedule N	- Deposit Lands

Schedule O	- Surplus, Idle and Active Equipment
Schedule P	- Hedging Programs
Schedule Q	- Form of Governance Agreement

These Schedules are incorporated into and form part of this Agreement. If any term or condition of such Schedules conflicts or is inconsistent with any term or condition in the main body of this Agreement, the term or condition in the main body of this Agreement shall prevail to the extent of the conflict or inconsistency.

Without limiting the provisions of Clause 2.2, from time to time prior to Closing, Vendor may, with the consent of Purchaser, supplement or amend the Schedules to this Agreement with respect to any matter that, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Schedules. On being furnished to Purchaser by Vendor and agreed to by Purchaser, the updated Schedules shall become part of this Agreement in lieu of their respective predecessor Schedules (if any) for all purposes of this Agreement.

1.3	Headings

The use of "Article", "Clause", "sub-clause", "paragraph" and "Schedule" followed by a number or letter or combination thereof refers to the specified article, clause, sub-clause, paragraph or schedule of or to this Agreement.

1.4	Interpretation Not Affected by Headings

The division of this Agreement into articles, clauses, sub-clauses, paragraphs and other sub-divisions and the insertion of headings for any of the foregoing are for convenience and reference only and shall not affect the construction or interpretation of this Agreement.

1.5	Words Importing Number or Gender

When the context reasonably permits, words in this Agreement that suggest the singular shall be construed to suggest the plural and vice versa, and words in this Agreement that suggest gender or gender neutrality shall be construed to suggest the masculine, feminine and neutral genders.

1.6	Use of Derivative Terms

If a derivative form of a term or expression that is already specifically defined in this Agreement is also used in this Agreement, then such derivative form shall have a meaning that corresponds to the applicable defined term or expression.

1.7	Use of Industry Terms

Terms and expression that are not specifically defined in this Agreement, but which have generally accepted meanings in the custom and usage of the petroleum and natural gas industry in Western Canada as of the date of this Agreement, shall have such generally accepted meanings when used in this Agreement unless the contrary is specified or provided for elsewhere in this Agreement.

1.8	Use of "Including"

The use of "including" or "includes" or similar words in this Agreement, when following any general statement, term or matter, is not to be construed to limit such general statement, term or matter to the specific items immediately following such word to those or similar items, whether or not non-limiting language (such as "without limitation" or "but not limited to" or words of similar import) is used, but rather such references shall be construed to refer to all items that could reasonably fall within the broadest possible scope of such general statement, term or matter.

1.9	Meaning of "Gross Negligence" and "Wilful Misconduct"

For the purposes of this Agreement, no act or omission by a Party or its Related Persons shall be construed as gross negligence or wilful misconduct if the act or omission is taken or omitted to be taken at the request or direction of, or with the prior consent or approval of, the other Party.

1.10	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature required to be made shall be made in a manner consistent with IFRS applied on a consistent basis.

1.11	Statutory References

Any reference in this Agreement to a law, statute, regulation, rule, by-law or other requirement of law or any governmental consent, approval, permit or other authorization shall be deemed to refer to such law, statute, regulation, rule, by-law or other requirement of law or such governmental consent, approval, permit or other authorization as it has amended, supplemented, re-enacted, varied, amended or otherwise modified or replaced from time to time up to the applicable time.

1.12	Contractual References

Any reference in this Agreement to another contract, agreement, instrument or other document shall be deemed to refer to such contract, agreement instrument or other document as it has been amended, modified, replaced or supplemented from time to time up to the applicable time

1.13	Monetary References

Any reference in this Agreement to a monetary amount, including the use of the term "Dollar" or the symbol "$", shall mean the lawful currency of Canada unless the contrary is specified or provided for elsewhere in this Agreement.

1.14	References to Time

Any reference in this Agreement to any particular time shall mean the local time in Calgary, Alberta on the relevant day.

1.15	Date for Payments or Other Actions

Where any payment or calculation is to be made, or any other action is to be taken, on or as of a day that is not a Business Day, that payment or calculation is to be made, or that other action is to be taken, as applicable, on or as of the next following Business Day.

Article 2
PURCHASE AND SALE AND CLOSING

2.1	Purchase and Sale

Vendor hereby agrees to sell, assign, transfer and convey the Assets to Purchaser, and Purchaser hereby agrees to purchase and receive the Assets from Vendor, on, subject to and in accordance with the terms of this Agreement.

2.2	White Map Area

(a)	The Parties acknowledge that although Vendor has prepared, and Purchaser has reviewed, the Schedules attached hereto diligently and with good faith, they recognize that there may be unintended omissions or misdescriptions. As such, the Parties acknowledge and agree that it is their intention that, in addition to those Assets included and specified in the Schedules hereto, the Assets shall include Vendor's entire interest in and to all Petroleum and Natural Gas Rights, Tangibles and Miscellaneous Interests (as those terms are defined herein) which fall within the White Map Area, any of such additional unscheduled Assets, if any, being the "Unscheduled Assets", and that the Purchase Price includes consideration for such Unscheduled Assets.

(b)	To the extent that any Unscheduled Assets are identified by either Party after the Closing Date, the Parties shall use all reasonable efforts to replace the affected Schedules attached hereto with corrected Schedules, which corrected Schedules shall be deemed to be the applicable Schedule as of the date hereof, and to take such additional steps as are necessary to specifically convey Vendor's interest in such Unscheduled Assets to Purchaser.

2.3	Closing

(a)	Subject to all other provisions of this Agreement, Closing shall take place at the Closing Place at the Closing Time.

(b)	Subject to all other provisions of this Agreement, risk for, title to, and beneficial ownership of, the Assets shall pass from Vendor to Purchaser upon Closing.

(c)	If funds due at Closing are transferred via wire transfer, Closing shall not occur unless and until Vendor is satisfied that such funds have been received into the bank account designated by it for such purposes.

2.4	Form of Payment

All payments to be made pursuant to this Agreement shall be made in immediately available funds by wire transfer or, to the extent permissible, bank draft. Vendor shall provide Purchaser with the applicable wire transfer information no later than five Business Days prior to the Closing Date.

2.5	Purchase Price

(a)	The aggregate consideration to be paid by Purchaser to Vendor for the Assets (the "Purchase Price") shall be [redacted] (the "Base Price"), plus or minus the net amount of the adjustments provided for in Clause 2.7.

(b)	At the Closing Time:

(i)	Purchaser shall pay to Vendor the sum of Fifty Five Million Dollars ($55,000,000.00);

(ii)	Purchaser shall issue the Debenture to Vendor;

(iii)	Purchaser shall issue the Share Consideration to Vendor; and

(iv)	the Parties shall direct Vendor's Solicitors to release the Cash Deposit and Deposit Interest to Vendor, which amounts shall be applied in partial satisfaction of the Purchase Price, and to release the Non-Cash Deposit to Purchaser.

(c)	The Purchase Price shall be allocated among the Assets as follows:

(i)	to the Tangibles, [redacted]% of the Base Price, minus $10.00;

(ii)	to the Miscellaneous Interests, $10.00;

(iii)	to the Included Seismic Data, [redacted]% of the Base Price;

with the balance of the Purchase Price ([redacted]%) allocated to the Petroleum and Natural Gas Rights.

(d)	In the determination of the Purchase Price payable for the Assets, Vendor and Purchaser are in agreement that the extent and value of past, present and future Environmental Liabilities is unknown as of the Closing Date, and the Vendor and Purchaser have not attributed a specific or agreed to value with regard to either (i) such liabilities, or (ii) the indemnities provided for in this Agreement, nor shall there be any adjustments made to the Purchase Price in relation thereto.

2.6	GST and Other Sales Taxes

(a)	The Base Price does not include an amount on account of GST or any Other Sales Taxes payable in respect of the Transaction.

(b)	Purchaser represents and warrants to Vendor that it is now, or will be at Closing registered under Subdivision (d) of Division V of Part IX of the Excise Tax Act (Canada). Vendor and Purchaser will make a joint election under section 167 of the Excise Tax Act (Canada) so that the GST will not be payable on the transfer of Assets. The Purchaser and Vendor will both execute the GST 44 "Election Concerning the Acquisition of a Business or Part of a Business" (the "GST 44 Election") for Closing to effect that election. Purchaser will file that form with its GST return for the reporting period in which Closing occurs. Purchaser will provide Vendor with such supporting documentation as Vendor may reasonably request in order to confirm that such election has been made and properly filed. The GST registration number of Purchaser is [redacted]. The GST registration number of Vendor is [redacted]. Purchaser shall indemnify Vendor for any tax (including GST), penalty and interest assessed against Vendor due to Vendor not collecting GST as a result of entering into the GST 44 Election, or failure by the Purchaser to file the GST 44 Election as required by subsection 167 (1.1) of the Excise Tax Act (Canada). This indemnification shall be in effect until 4 years after the later of the due date for the Purchaser's GST Return, Form GST34-2, for the reporting period which includes the Closing and the date such return is actually filed.

(c)	At Closing, Purchaser shall be solely responsible for all Other Sales Taxes, excluding for certainty income taxes, which may be imposed by any governmental authority and pertaining to its acquisition of the Assets or to the circulation and registration of the Specific Conveyances and shall remit any such amounts to the applicable governmental authority according to the Regulations.

2.7	Adjustments

(a)	All benefits and obligations of any kind or nature received, accruing, payable or paid in respect of the Assets, including maintenance, development, capital and operating costs and proceeds from the sale of production, shall be apportioned on an accrual basis between Vendor and Purchaser as of the Effective Time, subject to the following:

(i)	all rentals and similar payments, and all property taxes, freehold mineral taxes and other taxes (excluding taxes based on income, net revenue or capital) paid, payable or levied on or in respect to the Assets, the ownership thereof or Petroleum Substances produced therefrom or allocated thereto shall be apportioned between Vendor and Purchaser on a per diem basis as of the Effective Time;

(ii)	no adjustments shall be made on account of any taxes calculated by reference to or assessed based on income, net revenue or capital that are payable by Vendor or Purchaser and net revenue and capital amounts accruing for all periods prior to the Closing Date shall be reported by Vendor for income tax purposes;

(iii)	all costs relating to any work performed or goods and services provided in respect of the Assets will be deemed to have accrued as of the date the work was performed or the goods or services were provided, regardless of the time at which those costs become payable;

(iv)	all deposits, prepaid amounts and other security and financial assurances provided by Vendor to Governmental Authorities or other Third Parties in respect to the Assets, the operation thereof, Petroleum Substances produced therefrom or allocated thereto or services provided in connection therewith do not comprise part of the Assets and shall be for the sole benefit and the account of Vendor;

(v)	Petroleum Substances (excluding tank bottoms and pipeline fill) that were produced from or allocated to the Assets and that were beyond the wellhead as of the Effective Time do not comprise part of the Assets and shall remain the property of, and be for the benefit and the account of Vendor; and

(vi)	Vendor shall be required to provide a credit in the Closing Statement for estimated revenues or other benefits attributable to the Assets after the Effective Time to the Closing Date.

(b)	For the purposes of Clause 2.5(c), all adjustments between the Parties pursuant to this Clause 2.7 shall be allocated to the Petroleum and Natural Gas Rights.

(c)	Vendor shall prepare a statement based on Vendor's good faith estimate of all adjustments to be made between the Parties under Clause 2.7(a) (the "Closing Statement") and deliver a copy of such statement to Purchaser no later than the 3rd Business Day immediately prior to the Closing Date.

(d)	The Closing Statement shall include Vendor's good faith estimate of the administration fee payable by Purchaser to Vendor as contemplated in Clause 7.2 in respect of the entire period provided for therein.

(e)	Within 180 days following Closing, Vendor shall prepare (or cause to be prepared) and deliver to the other Party a written statement (the "Final Statement of Adjustment") setting forth any adjustments to be made between the Parties under Clause 2.7(a) that were not included in the Closing Statement or, if included in the Closing Statement, were not accurately included therein, including required adjustments to the estimated administration fee included in the Closing Staement, together with the net amount payable by one Party to the other in respect of such adjustments. Except as provided in Clause 2.7(f), no further adjustments shall be made between the Parties after settlement of the adjustments set forth in the Final Statement of Adjustment.

(f)	After delivery of the Final Statement of Adjustment, the Parties shall make further adjustments between them, or correct previously made adjustments made between them, under Clause 2.7(a) as and when identified by either of the Parties, provided that, no adjustments shall be made under Clause 2.7(a), including corrections to previously made adjustments, more than one year after Closing except:

(i)	in response to a notice by one Party to the other Party within the one year period immediately following Closing, which notice shall identify in reasonable detail an adjustment permitted under Clause 2.7(a) that was not previously made between the Parties or, if previously made, was not made accurately;

(ii)	in connection with a Thirteenth Month Adjustment, but only if a Claim in respect of such Thirteenth Month Adjustment is made by one Party to the other Party within two years after Closing. If such notice is not given within such period, no adjustment in this regard shall be made;

(iii)	as a consequence of an audit relating to the Assets that was conducted by a Third Party (other than a Governmental Authority) having rights to do so pursuant to the Title and Operating Documents, but only if a Claim in respect of such an audit is made by one Party to the other Party within two years after Closing. If such notice is not given within such period, no adjustment in this regard shall be made; or

(iv)	an audit initiated by a Governmental Authority, but only if a Claim in respect of such an audit is made by one Party to the other Party within four years after Closing. If such notice is not given within such period, no adjustment in this regard shall be made.

(g)	At any time during the one year period immediately following Closing, each Party shall have the right, at its own cost and upon at least five Business Days prior notice to the other Party, to examine, copy and audit the accounting and financial records of the other Party relating to the Assets for the purpose of verifying the calculation or re-calculation of the adjustments provided for in this Clause 2.7, provided that: (i) in the case of inquiries relating to a Thirteenth Month Adjustment or an audit conducted by a Third Party (other than a Governmental Authority), such period shall extend to the end of the two year period immediately following Closing; and (ii) in the case of inquiries relating to an audit initiated by a Governmental Authority, such period shall extend to the end of the four year period immediately following Closing. Each Party shall cooperate with the other Party in order to provide reasonable access to its records to the other Party for the purposes of this Clause 2.7(g).

(h)	If the Parties fail to agree on the applicability of any adjustment claimed by one of the Parties pursuant to this Clause 2.7 or the calculation or re-calculation of any adjustments provided for in this Clause 2.7, then, on notice to the other Party, a Party may require that the matter be resolved by arbitration in the manner provided for in Clause 12.3(c).

(i)	Amounts payable under this Clause 2.7 shall be paid within 10 days of delivery of the Final Statement of Adjustment or receipt of notice by a Party that is liable to pay such amount as provided above in this Clause 2.7, subject to the limitations in Clause 2.7(f), provided that, if there is a dispute regarding any liability for or the amount of any permitted (or purportedly permitted) adjustment as provided in Clause 2.7(h), the amount in dispute shall be paid within 10 days of settlement or other resolution of such dispute. If a Party fails to pay any such amount when it first becomes due and payable, then, in addition to and without prejudice to its obligation to pay such unpaid amount, such Party shall pay to the other Party interest on such unpaid amount calculated at an annual rate of interest equal to the Prime Rate on a day-to-day basis for the period from the day on which such unpaid amount first became due and payable, to the day on which payment of such unpaid amount, together with such interest, is received by the other Party.

(j)	For certainty, no adjustments claimed or made between the Parties following Closing shall have any effect upon, or cause any adjustment or variance to, the terms of the Debenture Indenture, the Debenture, or the Debenture Amount.

2.8	Deposit

Vendor and Purchaser acknowledge that, concurrently with the execution of this Agreement, Purchaser has:

(a)	paid to Vendor's Solicitors the sum of [redacted] (the "Cash Deposit"); and

(b)	delivered to Vendor's Solicitors the Quit Claim and Conveyance (the "Non-Cash Deposit");

and Vendor, Purchaser and Vendor's Solicitors have executed an escrow agreement pursuant to which the Deposit will be held by Vendor's Solicitors and released to Vendor or Purchaser, as the case may be in accordance with the provisions of this Agreement. If Closing occurs, Vendor and Purchaser shall instruct Vendor's Solicitors to: (i) release the Cash Deposit and the Deposit Interest to Vendor, in which case, such amounts will be applied towards the Purchase Price as contemplated in Clause 2.5(b); and (ii) deliver the Non-Cash Deposit to Purchaser. If this Agreement is terminated prior to Closing, Vendor and Purchaser shall direct the Vendor's Solicitors to release the Deposit and the Deposit Interest as contemplated in Clause 3.1 or 3.2, as the case may be.

2.9	Competition Act Filing

(a)	Purchaser shall file with the Commissioner a request for an advance ruling certificate pursuant to the Competition Act (or, in the event that the Commissioner is not prepared to issue such certificate, a No Action Letter and waiver under paragraph 113(c) of the Competition Act relieving the Parties from the obligation to file under Part IX of the Competition Act) and Vendor shall furnish Purchaser with such information and assistance as may be reasonably requested in order to prepare and file such request for an advance ruling certificate.

(b)	The Parties shall use commercially reasonable efforts to respond promptly to any request or notice from any Governmental Authority requiring the Parties, or any one of them, to supply additional information that is relevant to the Commissioner's assessment of the Transaction including, without limitation, pursuant to section 114(2) of the Competition Act.

(c)	Purchaser shall pay all filing fees payable to Governmental Authorities in respect of the applications and filings made in connection with obtaining the Competition Act Approval. Each Party will pay all other costs incurred by it in connection with obtaining the Competition Act Approval.

(d)	Subject to Applicable Law, each Party shall provide the other Party (or its external counsel in respect of competitively-sensitive, privileged or confidential matters) with reasonable opportunity to review and comment on all filings, applications and submissions to be made by it with or to the Commissioner, the Competition Bureau or any other Governmental Authority relevant to the Competition Act Approval, and to review all notices and correspondence received from the Competition Bureau with respect to all such filings, applications and submissions made under the Competition Act and such other Party shall use its commercially reasonable efforts to cooperate with and assist such Party in the preparation and making of all such filings, applications and submissions and obtaining the Competition Act Approval.

(e)	Notwithstanding any other provision herein, in no event will Purchaser be required hereunder or otherwise to agree to any hold separate, divesture or other order, decree or restrictions on the business of the Purchaser or any other business or the conduct thereof, or future transaction.

2.10	Included Seismic Data

(a)	At Closing, Vendor shall assign ownership of all Included Seismic Data to Purchaser.

(b)	Purchaser shall be responsible for and shall pay all costs associated with providing or copying the Included Seismic Data.

2.11	Audit of Operating Statements

In addition to the amounts payable by Purchaser to Vendor pursuant to Clause 2.5(b), at the Closing Time Purchaser shall reimburse Vendor for all out of pocket costs incurred by Vendor in respect of the audit of the Operating Statements.

Article 3
CONDITIONS OF CLOSING

3.1	Purchaser's Conditions

(a)	The obligation of Purchaser to complete the Transaction and purchase the Assets from Vendor is subject to the following conditions precedent, which are inserted into and made part of this Agreement for the exclusive benefit of Purchaser and may be waived only by Purchaser:

(i)	the representations and warranties of Vendor set forth in Clause 5.1 shall be true and correct in all material respects when made and as of the Closing Time, unless some other time is specified, and all obligations and covenants of Vendor in this Agreement that are to be performed or complied with prior to or at the Closing Time (other than in respect of the agreements, certificates and other instruments and documents to be delivered at the Closing Time by Vendor pursuant to Clause 4.1) shall have been performed or complied with in all material respects,

(ii)	at the Closing Time, Vendor shall have duly delivered the agreements, certificates and other instruments and documents required pursuant to Clause 4.1;

(iii)	no Governmental Authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the completion of the Transaction which has not been vacated or dismissed prior to the Closing Time;

(iv)	the Competition Act Approval shall have been obtained without conditions;

(v)	the TSXV Approval shall have been obtained without conditions, other than any conditions acceptable to Vendor in its sole and absolute discretion; and

(vi)	no material change to the Assets, except as shall have been consented to in writing by the Purchaser, shall have occurred between the execution of this Agreement and the Closing Date which would materially or adversely affect the value of the Assets and Vendor shall have delivered to Purchaser an Officer's Certificate to that effect at Closing, provided that neither a decrease in the market price of any Petroleum Substances, changes in the reservoir, nor production of Petroleum Substances in the ordinary course of business shall be considered substantial damage for the purposes of this subclause.

(b)	If any of the conditions precedent Clause 3.1(a) have not been satisfied, complied with or waived by Purchaser at or before the Closing Time, then Purchaser may terminate this Agreement by written notice to Vendor prior to the Closing Time stating the reason for termination;

(c)	Following any termination of this Agreement by Purchaser pursuant to Clause 3.1:

(i)	Vendor and Purchaser shall forthwith instruct Vendor's Solicitors to return the Cash Deposit and Deposit Interest, and to deliver the Non-Cash Deposit, to Purchaser;

(ii)	Purchaser and Vendor shall be released and discharged from the further performance of any duties or obligations under this Agreement, except as provided in this Clause 3.1(c) and Clauses 11.2 and 12.11; and

(iii)	Purchaser shall have no Claim against Vendor under this Agreement or in connection with the Assets or otherwise in connection with the Transaction or the termination of this Agreement, other than pursuant to Clauses 11.2 and 12.11, and Purchaser's sole and exclusive right and recourse against Vendor shall be limited to the refund of the Deposit and the Deposit Interest.

3.2	Vendor's Conditions

(a)	The obligation of Vendor to complete the Transaction and sell and convey the Assets to Purchaser is subject to the following conditions precedent, which are inserted into and made part of this Agreement for the exclusive benefit of Vendor and may be waived by Vendor:

(i)	the representations and warranties of Purchaser set forth in Clause 5.3 shall be true and correct in all material respects when made and as of the Closing Time, unless some other time is specified, and all obligations and covenants of Purchaser in this Agreement that are to be performed or complied with prior to or at the Closing Time (other than in respect to the payments, agreements, certificates and other instruments and documents to be made and delivered at the Closing Time by Purchaser pursuant to Clause 4.2) shall have been performed or complied with in all material respects;

(ii)	at the Closing Time, Purchaser shall have duly made and delivered the payments, agreements, certificates and other instruments and documents required pursuant to Clause 4.2;

(iii)	no Governmental Authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the completion of the Transaction which has not been vacated or dismissed prior to the Closing Time; and

(iv)	the Competition Act Approval shall have been obtained without conditions; and

(v)	the TSXV Approval shall have been obtained, without conditions, other than any conditions acceptable to Vendor in its sole and absolute discretion.

(b)	If any of the conditions precedent in Clause 3.2(a) has not been satisfied, complied with or waived by Vendor at or before the Closing Time, Vendor may terminate this Agreement by written notice to Purchaser prior to the Closing Time.

(c)	If Vendor terminates this Agreement as provided in Clause 3.2(b), Purchaser and Vendor shall be released and discharged from the further performance of any duties or obligations under this Agreement except as provided in this Clause 3.2(c) and Clauses 11.2 and 12.11; subject to the following:

(i)	If Vendor terminates this Agreement as provided in Clause 3.2(b) as a consequence of the conditions precedent set forth in Clause 3.2(a)(i) or (ii) not having been satisfied, then Vendor and Purchaser shall forthwith instruct Vendor's Solicitors to release the Cash Deposit and Deposit Interest, and to deliver the Non-Cash Deposit, to Vendor and:

(A)	Vendor shall be entitled to retain the Cash Deposit and Deposit Interest; and

(B)	Vendor shall be entitled to Purchaser's entire right title and interest in and to the Deposit Lands, as evidenced by the Quit Claim and Conveyance;

as liquidated damages, being the Parties' good faith estimate of the damages that Vendor will suffer as a consequence of the termination of this Agreement in such circumstances, and Vendor's sole and exclusive right and recourse against Purchaser shall be limited to the Cash Deposit, the Deposit Interest and the Non-Cash Deposit, provided that: (i) in furtherance of the Quit Claim and Conveyance and the forfeiture by Purchaser of its interest in the Deposit Lands as provided herein, Purchaser shall forthwith thereafter deliver to Vendor such further specific conveyances as are required to transfer Purchaser's interest in the Deposit Lands to Vendor, as well as all of Purchaser's files and records in respect of the Deposit Lands; and (ii) Vendor shall not have any Claims against Purchaser under this Agreement or in connection with the Assets or otherwise in connection with the Transaction, other than Purchaser's entitlement to the Deposit and the Deposit Interest or pursuant to Clauses 7.7, 11.2 and 12.11, which shall survive any such termination.

(ii)	If Vendor terminates this Agreement as provided in Clause 3.2(b) as a consequence of the conditions precedent set forth in Clause 3.2(a)(iii) or 3.2(a)(iv) not having been satisfied or complied with, Vendor and Purchaser shall forthwith instruct Vendor's Solicitors to return the Cash Deposit and Deposit Interest, and to deliver the Non-Cash Deposit, to Purchaser and neither Party shall have any Claims against any other Party under this Agreement or in connection with the Assets or otherwise in connection with the Transaction, other than Purchaser's entitlement to the Deposit and the Deposit Interest or pursuant to Clauses 11.2 and 12.11, which shall survive any such termination.

3.3	Efforts to Fulfil Conditions Precedent

Purchaser and Vendor shall proceed diligently and in good faith and use their reasonable efforts to satisfy and comply with the conditions precedent in Clauses 3.1(a) and 3.2(a) and shall provide the other Party with any reasonable assistance in the satisfaction of and compliance with the conditions precedent in Clauses 3.1(a) and 3.2(a) that the other Party may reasonably request.

Article 4
closing deliveries

4.1	Deliveries by Vendor at Closing

At the Closing Time, Vendor shall deliver, or cause to be delivered, to Purchaser:

(a)	the General Conveyance duly executed by Vendor;

(b)	a true copy of a resolution of the board of directors of Vendor approving and authorizing the execution of this Agreement by Vendor and the performance by Vendor of its obligations under this Agreement;

(c)	an Officer's Certificate signed by an officer of Vendor;

(d)	a direction, duly executed by Vendor, instructing the Vendor's Solicitors to release the Cash Deposit and Deposit Interest to Vendor, and to deliver the Non-Cash Deposit to Purchaser, as contemplated in Clause 2.5(b);

(e)	releases and registerable discharges or no interest letters in respect of all registered Security Interests pertaining to the Assets that are to be discharged at Closing;

(f)	the Specific Conveyances as contemplated in Clause 4.3;

(g)	Vendor's audited Operating Statements;

(h)	the Governance Agreement, duly executed by Vendor;

(i)	transfers in favour of Purchaser of the hedging programs set forth and described in Schedule "P"; and

(j)	such other items as may be specifically required hereunder or as may be reasonably requested by Purchaser.

4.2	Deliveries by Purchaser at Closing

At the Closing Time, Purchaser shall pay or deliver, or cause to be paid or delivered, to Vendor:

(a)	the amounts specified in Clauses 2.5(b)(i) in the manner contemplated in Clause 2.4;

(b)	an Officer's Certificate signed by an officer of Purchaser;

(c)	a direction, duly executed by Purchaser, instructing the Vendor's Solicitors to release the Deposit and Deposit Interest to Vendor, and to deliver the Non-Cash Deposit to Purchaser, as contemplated in Clause 2.5(b);

(d)	a true copy of a resolution of the board of directors of Purchaser approving and authorizing:

(i)	the execution of this Agreement by Purchaser and the performance by Purchaser of its obligations under this Agreement;

(ii)	the issuance by Purchaser of the Debenture;

(iii)	the issuance by Purchaser of the Share Consideration; and

(iv)	the reservation and issuance of Common Shares by Purchaser upon conversion, redemption or maturity of the Debenture, as payment of interest on the Debenture and upon conversion of the Class B Shares comprising the Share Consideration, or any of them;

(e)	copies of the written consents to the issuance of the Debenture executed by the holders of Purchaser's existing debentures;

(f)	the Governance Agreement, duly executed by Vendor;

(g)	evidence of the Competition Act Approval and TSXV Approval;

(h)	the Debenture Indenture duly executed by Purchaser;

(i)	the Debenture duly executed by Purchaser;

(j)	a share certificate issued in the name of Vendor in respect of the Share Consideration;

(k)	the General Conveyance duly executed by Purchaser; and

(l)	such other items as may be specifically required hereunder or as may be reasonably requested by Vendor.

4.3	Specific Conveyances

(a)	Vendor, at its own cost, shall prepare the Specific Conveyances a reasonable time prior to Closing and shall provide same for Purchaser's review and comment. All such Specific Conveyances shall be executed by Vendor and delivered to Purchaser at the Closing Time, provided that, if and to the extent that any Specific Conveyances are not delivered by Vendor to Purchaser at the Closing Time, Vendor shall prepare and deliver to Purchaser the remaining Specific Conveyances as soon as is reasonably practicable after Closing.

(b)	It shall not be necessary for any Specific Conveyances that are delivered by Vendor at the Closing Time to have been executed prior to or at Closing by parties thereto other than Vendor itself.

(c)	To the extent that Purchaser is required to execute any Specific Conveyances, it shall do so promptly after the delivery of such Specific Conveyances whether at or after the Closing Time, as the case may be.

(d)	In respect of any Specific Conveyances that require execution by Third Parties, promptly after Closing or the delivery of such Specific Conveyances after Closing, as the case may be, and, if necessary, the execution of such Specific Conveyances by Purchaser, Vendor shall co-operate with Purchaser and provide all reasonable assistance that Purchaser may reasonably request in connection with Purchaser's procurement of the execution of such Specific Conveyances by the parties thereto other than Vendor and Purchaser.

(e)	In respect of any Specific Conveyances that do not require execution by Third Parties, Purchaser shall deliver such Specific Conveyances to the appropriate recipients thereof promptly after Closing or the delivery of such Specific Conveyances after Closing, as the case may be, and, if necessary, execution by Purchaser, including the registration with the appropriate Governmental Authorities of any such Specific Conveyances that require registration.

(f)	Purchaser shall bear all costs, fees and deposits of every nature and kind in distributing and registering any Specific Conveyances and in providing any assurances or security required to convey, transfer and assign the Assets to Purchaser and to have Purchaser recognized as the holder thereof.

(g)	Notwithstanding the forgoing in this Clause 4.3, in the case of any Specific Conveyances that are Permit or Crown lease transfers which may be filed electronically with the applicable Governmental Authority, Vendor shall provide draft (saved but not submitted) copies of same to Purchaser at least fourteen (14) days prior to Closing. Purchaser shall provide any comments regarding same no later than five (5) days prior to Closing. Promptly following Closing, Vendor shall submit electronic transfers for such Permits and Crown leases and Purchaser shall accept (or shall cause its nominee to take such action to accept) such electronic transfers from Vendor without delay, provided that, if Purchaser in good faith determines or believes that any of the electronic transfers are not complete and accurate, or the applicable Governmental Authority refuses to process any such transfers because of some defect therein, the Parties shall cooperate to duly complete or to correct such incomplete or inaccurate electronic transfers as soon as practicable and, thereafter, Vendor shall promptly re-submit such electronic transfers and Purchaser shall accept (or shall cause its nominee to take any action required to accept) such electronic transfers from Vendor without delay.

(h)	If, for any reason, ERCB or any other Third Party requires Purchaser or its nominee to make a deposit, provide any undertakings, information or other documentation or to take any action as a condition of or a prerequisite for the approval the transfer of any Permits or the transfer or assignment of any of the Assets to Purchaser, immediately after receiving notice of such requirements and at its sole cost, Purchaser shall make such deposits, provide such undertakings, information or other documentation and take such action, as the case may be.

(i)	If Purchaser fails to make a deposit with ERCB or any other Third Party as provided under Clause 4.3(h) within five (5) days of Purchaser's receipt of notification that such deposit is required, Vendor shall have the right, but not the obligation, to make such deposit on behalf of Purchaser and Purchaser acknowledges and agrees that Vendor shall be Purchaser's agent with full power and authority to make such deposit for and on behalf of Purchaser. Purchaser shall reimburse Vendor for the amount of any such deposit made by Vendor and pay interest on the amount of such deposit at an annual rate equal to the Prime Rate from the date on which Vendor paid the deposit to the date on which the reimbursement for such deposit and payment of the corresponding interest is made in full. In addition to all other rights that may be available to Vendor for the collection of such amounts from Purchaser, Vendor shall have the right to set-off the amount of any such deposit, including interest as provided in this Clause 4.3(i), against any monies payable by Vendor to Purchaser pursuant to this Agreement.

Article 5
REPRESENTATIONS AND WARRANTIES

5.1	Representations and Warranties of Vendor

Vendor hereby makes the following representations and warranties to and in favour of Purchaser:

(a)	Vendor is a corporation duly formed and existing under the laws of the Province of Alberta and registered to carry on business in the jurisdictions in which the Assets are situate, except where failure to so register would not adversely affect the ability of Vendor to complete the Transaction on the basis contemplated in this Agreement;

(b)	the execution, delivery and performance of this Agreement by Vendor has been duly and validly authorized by all requisite action on the part of its directors, officers or shareholders, as the case may be, and will not result in any violation of, be in conflict with, or constitute a default under, the constating documents of Vendor;

(c)	the execution, delivery and performance of this Agreement by Vendor will not result in any violation of, be in conflict with or constitute a default under: (i) any term or provision of any agreement or instrument to which Vendor is party or by which Vendor is bound; or (ii) any Applicable Law that is specifically applicable to Vendor; except, in either case, where such conflict or default would not adversely affect the ability of Vendor to complete the Transaction on the basis contemplated in this Agreement;

(d)	this Agreement and all other agreements delivered or to be delivered in connection herewith constitute, or when delivered shall constitute, valid and binding obligations of Vendor, enforceable against Vendor in accordance with their respective terms;

(e)	no authorization or approval or other action by, and no notice to or filing with, any Governmental Authority is required for the due execution, delivery and performance by Vendor of this Agreement, other than authorizations, approvals or exemptions previously obtained and currently in force or to be obtained as and when required during the Pre-Closing Period and the Competition Act Approval;

(f)	Vendor has not incurred any obligation or liability, contingent or otherwise, for brokers' or finders' fees in respect of this Agreement or the Transaction for which Purchaser shall have any obligation or liability;

(g)	Vendor is not a non-resident of Canada for the purposes of section 116 of the Income Tax Act (Canada);

(h)	Vendor is a registrant in respect of GST under the Excise Tax Act (Canada);

(i)	to Vendor's Knowledge, by the Closing Date Vendor or its representative shall have made available to Purchaser or its representatives, whether through the Data Room or otherwise, all relevant records, books, accounts, documents, files, information, materials and filings pertaining to the ownership of the Assets, including all of the relevant Title and Operating Documents and other agreements and documents comprising the Miscellaneous Interests, that are in Vendor's possession and control as at the execution of this Agreement for the purpose of Purchaser's due diligence review of Vendor's title to the Assets;

(j)	Vendor has not received notice of any Claim, and to Vendor's Knowledge there are no unsatisfied judgments, Claims or threatened Claims, against Vendor in respect of or in connection with Assets or the operation thereof other than as disclosed in Schedule J;

(k)	except for or pursuant to any Permitted Encumbrances: (i) Vendor has not alienated or encumbered the Assets or any part or portion thereof; and (ii) at the Closing Time the Assets shall be free and clear of all Encumbrances created by, through or under Vendor;

(l)	to the extent pertaining to the Assets and to Vendor's knowledge (i) all Crown and lessor royalties; (ii) all ad valorem and property taxes, and (iii) all production, severance and similar taxes, charges and assessments based upon or measured by the ownership or production of Petroleum Substances or any of them or the receipt of proceeds from the sale thereof; that became due and payable to Third Parties on or prior to the date of this Agreement have been fully paid, except, in each case, for amounts that are being disputed in good faith;

(m)	there are no Take or Pay Obligations pertaining to the Assets;

(n)	except in connection with the AFEs listed in Schedule D, and excluding operating expenses incurred in the normal conduct of operations of the Assets, as of the Effective Time, there are no AFEs or other financial commitments pertaining to the Assets under which individual expenditures in excess of $[redacted] are or may be required to be made by Purchaser by virtue of Closing, taking into account, when applicable, the application of Clause 2.7;

(o)	other than as disclosed in Schedule B, the Assets are not bound by any contract or other arrangement for the sale, gathering, processing, storage, compression, transmission, fractionation of, or the provision of any similar services in respect of, any Petroleum Substances, and Vendor is not a party to any such contract or arrangement for which Purchaser will become liable as a consequence of Closing, except for, in each case, the Production and Marketing Contracts or contracts or arrangements which are terminable without penalty on 92 days or less notice;

(p)	other than as disclosed in Schedule J, Vendor has not received and to Vendor's Knowledge:

(i)	there are no orders or directives from Governmental Authorities that are specific to the Assets or any portion thereof, relate to Environmental Liabilities and require any work, repairs, construction or capital expenditures with respect to the Assets which have not been complied with in all material respects as of the date of this Agreement; and

(ii)	there are no demands or notices issued by any Governmental Authority with respect to the breach of any Applicable Law relating to the Environment that are specifically applicable to the Assets or any portion thereof which remain outstanding in any material respect on the date of this Agreement;

(q)	to Vendor’s knowledge the Vendor has not received notice from Governmental Authorities to plug and abandon any Well which has not been plugged and abandoned in accordance with Applicable Law;

(r)	each Well listed in Part 2 of Schedule A for which Vendor is operator has been, and, to Vendor's Knowledge, each Well listed in Part 2 of Schedule A for which it is not operator has been, operated in all material respects in accordance with good oil and gas field practices and the material requirements of Applicable Law;

(s)	the Tangibles for which Vendor is operator have been, and, to Vendor's Knowledge, the Tangibles for which it is not operator have been, operated in all material respects in accordance with good oil and gas field practices and the material requirements of Applicable Law;

(t)	except as may be identified in Schedule F, to Vendor's Knowledge the Assets are not subject to any ROFRs;

(u)	Vendor's "Licensee Liability Rating" or "LLR", as determined by the ERCB and/or pursuant to ERCB rules, regulations, guidelines, directives, interim directives and policies, is not less than 1.0 and will not be less than 1.0 following Closing and the transfer of the Assets as contemplated in this Agreement and Vendor is not aware of any fact or circumstance that would prevent or delay the transfer of any Permits relating to or forming part of the Assets as contemplated in this Agreement;

(v)	except as may be identified in Schedule L, to Vendor's Knowledge there are no active area of mutual interest provisions in any of the Title and Operating Documents or other agreements or documents to which the Assets are subject;

(w)	subject to the Permitted Encumbrances, after Closing Purchaser shall be entitled to hold and enjoy the Assets without any lawful interruption by Vendor or any Person claiming by, through or under it;

(x)	Vendor has not received notice of default and is not, to Vendor's Knowledge, in any default under any obligation, agreement, document, order, writ, injunction or decree of any court or of any Government Authority or administrative agency, which might result in impairment or loss of the interest of Vendor in and to the Assets or which might otherwise materially adversely affect the Assets;

(y)	excepting production limits of general application in the oil and gas industry, none of the Wells is subject to production or other penalties imposed by any Applicable Laws;

(z)	except as set forth in Schedule A or Schedule J, as at the date hereof it has not received any written notice that any of the Leases are subject to any accrued drilling or offset obligations which have not been satisfied or permanently waived;

(aa)	it has paid or caused to be paid all relevant Crown royalties, freehold deposits and rentals and freehold and overriding royalties in respect to the Assets which have become due and payable prior to the date hereof which it is directly obligated to pay;

(bb)	except as set forth in Schedule A, none of the Wells is subject to a production or similar penalty arising under a contract as a result of an election by it not to participate in a drilling or other operation;

(cc)	except to the extent which would not have a material adverse effect on the Assets as a whole: (i) all permits, licenses, approvals, and authorizations required in respect of the Assets which it operates and to the Vendor’s Knowledge, all permits, licenses, approvals, and authorizations required in respect of the Assets for which it does not operate, have been issued or obtained; and (ii) there is no material breach or violation thereof; and

(dd)	subject to the rents, conditions and stipulations in the Title and Operating Documents and to the Permitted Encumbrances, Purchaser may upon Closing enter into and upon, hold and enjoy the Assets for the residue of their respective terms and all renewals or extensions thereof for Purchaser's own use and benefit, without any lawful interruption of or by Vendor or any Affiliate of Vendor.

5.2	Limitation Regarding Vendor's Representations and Warranties

(a)	Unless another date is specified, each of Vendor's representations and warranties set forth in Clause 5.1 is made as of the date of this Agreement and shall be deemed to be repeated as of the Closing Date.

(b)	Except as expressly set forth in Clause 5.1, Vendor makes no representation or warranty regarding:

(i)	itself;

(ii)	the accuracy or completeness of any data or information supplied by or on behalf of Vendor under this Agreement or otherwise in connection with the Transaction including all Data Room contents, any responses to queries made by Purchaser to Vendor and arising from Purchaser's due diligence or otherwise, and the Operating Statements;

(iii)	the Assets, including:

(A)	the title or interest of Vendor in and to the Assets;

(B)	the quality, quantity or recoverability of Petroleum Substances within or under the Lands or any lands pooled or unitized therewith;

(C)	the value of the Assets or the future cash flow therefrom, including any past, present or future Losses and Liabilities, including Environmental Liabilities, pertaining to the Assets;

(D)	the quality, condition, fitness for any particular purpose or merchantability of any equipment or other tangible depreciable property included in the Assets or of any of the Lands or any lands pooled or unitized therewith; or

(E)	the effectiveness, standing or condition of any Miscellaneous Interests;

and Vendor hereby expressly negates, and Purchaser hereby waives, all other representations or warranties relating to any such Person, property, circumstance or matter, regardless of whether made directly or indirectly, in verbal, written or electronic form, by Vendor or any of its directors, officers, employees or other personnel, consultants, agents, auditors, counsel or representatives, or implied under or arising by operation of law.

(c)	Purchaser acknowledges and confirms that except for the representations and warranties set forth in Clause 5.1, it is acquiring the Assets on an "as is, where is" basis and that it has performed its own due diligence and evaluations and that it has relied, and will continue to rely, upon its own due diligence and evaluations with respect to all matters pertaining to Vendor, the Assets and the Transaction.

5.3	Representations and Warranties of Purchaser

Purchaser hereby makes the following representations and warranties to and in favour of Vendor:

(a)	Purchaser is a corporation duly formed and existing under the laws of Alberta and registered to carry on business in the jurisdictions in which the Assets are situate;

(b)	Purchaser has all requisite power and capacity to purchase and accept the Assets in accordance the provisions of this Agreement;

(c)	the execution, delivery and performance of this Agreement and the Debenture Indenture by Purchaser has been duly and validly authorized by all requisite action on the part of its directors, officers or shareholders, as the case may be, and will not result in any violation of, be in conflict with, or constitute a default under, the constating documents of Purchaser;

(d)	the execution, delivery and performance of this Agreement and the Debenture Indenture by Purchaser will not result in any violation of, be in conflict with or constitute a default under: (i) any term or provision of any agreement or instrument to which Purchaser is party or by which Purchaser is bound; or (ii) any Applicable Law that is specifically applicable to Purchaser; except, in either case, where such conflict or default would not adversely affect the ability of Purchaser to complete the Transaction or comply with the terms of the Debenture Indenture on the basis contemplated in this Agreement;

(e)	this Agreement, the Debenture Indenture and all other agreements delivered or to be delivered in connection herewith constitute, or when delivered shall constitute, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with their respective terms;

(f)	no authorization or approval or other action by, and no notice to or filing with, any Governmental Authority is required for the due execution, delivery and performance by Purchaser of this Agreement, other than authorizations, approvals or exemptions previously obtained and currently in force or to be obtained as and when required during the Pre-Closing Period and the Competition Act Approval;

(g)	Purchaser is not a "non-Canadian" as that term is defined in the Investment Canada Act (Canada);

(h)	Purchaser's "Licensee Liability Rating" or "LLR", as determined by the ERCB and/or pursuant to ERCB rules, regulations, guidelines, directives, interim directives and policies, is not less than 1.0 and will not be less than 1.0 following Closing and the transfer of the Assets as contemplated in this Agreement and Purchaser is not aware of any fact or circumstance that would prevent or delay the transfer of any Permits relating to or forming part of the Assets as contemplated in this Agreement;

(i)	Purchaser has not incurred any obligation or liability, contingent or otherwise, for brokers' or finders' fees in respect of this Agreement or the Transaction for which Vendor shall have any obligation or liability;

(j)	Purchaser is entering into this Agreement and will acquire the Assets for itself and not as agent or representative for any Third Party;

(k)	Purchaser is a registrant in respect of GST under the Excise Tax Act (Canada);

(l)	in respect of the property and assets of Purchaser, including the Deposit Lands and Purchaser's interests therein:

(i)	Purchaser has not received notice of any Claim, and to Purchaser's Knowledge there are no unsatisfied judgments, Claims or threatened Claims, against Purchaser in respect thereof or the operation thereof;

(ii)	except for or pursuant to any Encumbrances which would be Permitted Encumbrances as such term is used in relation to the Assets: (i) Purchaser has not alienated or encumbered the Deposit Lands, its interests therein or any part or portion thereof; and (ii) at the relevant time they shall be free and clear of all Encumbrances created by, through or under Purchaser;

(iii)	to Purchaser's knowledge (i) all Crown and lessor royalties; (ii) all ad valorem and property taxes, and (iii) all production, severance and similar taxes, charges and assessments based upon or measured by the ownership or production of Petroleum Substances or any of them or the receipt of proceeds from the sale thereof; that became due and payable to Third Parties on or prior to the date of this Agreement have been fully paid, except, in each case, for amounts that are being disputed in good faith;

(iv)	Purchaser has not received and to Purchaser's Knowledge:

(A)	there are no orders or directives from Governmental Authorities that are specific to the Deposit Lands or any portion thereof, relate to Environmental Liabilities (as such term is used in relation to the Assets) and require any work, repairs, construction or capital expenditures with respect thereto which have not been complied with in all material respects as of the date of this Agreement; and

(B)	there are no demands or notices issued by any Governmental Authority with respect to the breach of any Applicable Law relating to the Environment that are specifically applicable to the Deposit Lands or any portion thereof which remain outstanding in any material respect on the date of this Agreement;

(v)	to Purchaser's Knowledge its interests in the Deposit Lands are not subject to any rights of first refusal;

(vi)	subject to the Permitted Encumbrances, as such term is used in relation to the Assets, in the event of termination of this Agreement by Vendor in the circumstances contemplated in Clause 3.2(c)(i), Vendor shall be entitled to hold and enjoy the Deposit Lands without any lawful interruption by Purchaser or any Person claiming by, through or under it;

(vii)	Purchaser has not received notice of default and is not, to Purchaser's Knowledge, in any default under any obligation, agreement, document, order, writ, injunction or decree of any court or of any Government Authority or administrative agency, which might result in impairment or loss of the interest of Purchaser in and to the Deposit Lands or which might otherwise materially adversely affect Purchaser's interest therein;

(viii)	it has paid or caused to be paid all relevant Crown royalties, freehold deposits and rentals and freehold and overriding royalties in respect to the Deposit Lands which have become due and payable prior to the date hereof which it is directly obligated to pay;

(ix)	any and all operations of Purchaser, and to the best of Purchaser's knowledge, after due enquiry, any and all operations by third parties, on or in respect of the assets and properties of Purchaser have been conducted in accordance with good oil and gas industry practices where the failure to so operate would not materially adversely affect Purchaser; and

(x)	subject to the rents, conditions and stipulations in those Title and Operating Documents (as such term is used in relation to the Assets) pursuant to which Purchaser holds its interests in the Deposit Lands, and to the Permitted Encumbrances (as such term is used in relation to the Assets) Vendor may, in the event of termination of this Agreement by Vendor in the circumstances contemplated in Clause 3.2(c)(i), enter into and upon, hold and enjoy the Deposit Lands for the residue of their respective terms and all renewals or extensions thereof for Vendor's own use and benefit, without any lawful interruption of or by Purchaser or any Affiliate of Purchaser.

(m)	Purchaser has no subsidiaries and is not affiliated with, nor is it a holding corporation of, any other body corporate, nor is it a partner of any partnership;

(n)	except as described in the Purchaser Financial Statements, there are no actions, suits, proceedings or inquiries pending or threatened against or affecting Purchaser at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which in any way materially adversely affects, or may in any way materially adversely affect the business, operations, revenues, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise), capital, ownership or control or results of operations of Purchaser or which affects or may affect the distribution of the Debenture, the Share Consideration or the Common Shares issuable pursuant to the Debenture and the Class B Shares comprising the Share Consideration and Purchaser is not aware of any existing ground on which such action, suit, proceeding or inquiry might by commenced with any reasonable likelihood of success;

(o)	the minute books of Purchaser contain true and correct copies of the constating documents of Purchaser and, at the Closing Time, will contain true and correct copies of the minutes of all meetings and all the resolutions of directors (and any committee thereof) and shareholders thereof;

(p)	except as described in the Purchaser Financial Statements, Purchaser has duly and on a timely basis filed all tax returns required to be filed by it, has paid all taxes due and payable by them and have paid all assessments and re-assessments and all other taxes, governmental charges, penalties, interest and other fines due and payable by them and which are claimed by any governmental authority to be due and owing, and adequate provision has been made for taxes payable for any completed fiscal period for which tax returns are not yet required and there are no agreements, waivers, or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by Purchaser and there are no actions, suits, proceedings, investigations or claims threatened or pending against Purchaser in respect of taxes, governmental charges or assessments or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority;

(q)	the Purchaser Financial Statements present fairly the financial position of Purchaser at the dates thereof for the periods specified and such financial information has been prepared in accordance with International Financial Reporting Standards and reflect all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of Purchaser as at the dates thereof required to be disclosed by International Financial Reporting Standards and include all adjustments necessary for a fair presentation;

(r)	Purchaser is qualified to carry on business under the laws of each jurisdiction in which it carries on a material portion of its business;

(s)	Purchaser is conducting its business in compliance in all material respects with all applicable laws, rules and regulations and, in particular, all applicable licensing legislation, regulations or by-laws or other lawful requirement of any governmental or regulatory bodies applicable to Purchaser, of each jurisdiction in which Purchaser carries on business and hold all licenses, registrations and qualifications in all jurisdictions in which Purchaser carries on business which are necessary to carry on the business of Purchaser as now conducted and all such licenses, registrations or qualifications are in good standing;

(t)	no director, officer or other non-arm's length party to Purchaser is entitled to receive any royalties, net profits, interest or other payments or has any other rights based on production from properties in which Purchaser has an interest;

(u)	except as described in the Purchaser Financial Statements, Purchaser does not have any loans or other indebtedness outstanding;

(v)	the information and statements set forth in the Public Record were true, correct, and complete and did not contain any misrepresentation, as of the date of such information or statements and Purchaser has not filed any confidential material change reports still maintained on a confidential basis;

(w)	except as described in the Purchaser Financial Statements, since December 31, 2011 there have been no material facts, transactions, events or occurrences which could materially adversely affect the business, operations, revenues, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise), capital, ownership or control or results of operations of Purchaser;

(x)	the authorized capital of Purchaser consists of an unlimited number of Common Shares and an unlimited number of Class B Shares, of which 12,813,001 Common Shares and 555,840 Class B Shares are currently issued and outstanding, which Common Shares and Class B Shares are validly issued, fully paid and non-assessable, and no person holds any securities convertible or exchangeable into shares of Purchaser or has any agreement, warrant, option, right or privilege being or capable of becoming an agreement, warrant, option or right (whether or not on condition(s)) for the purchase or other acquisition of any unissued securities of Purchaser except: (i) in respect of an aggregate of 1,281,000 Common Shares issuable upon exercise of outstanding stock options; and (ii) 4,530,000 Common Shares issuable related to the existing convertible debentures and warrants as are described in the Purchaser Financial Statements;

(y)	Purchaser has full power and authority to issue the Debenture and, at the Closing Time the Debenture will be duly allotted, validly issued and outstanding as a fully paid and non-assessable security in the capital of Purchaser and will not be subject to any restrictions on transfer, other than the four month and one day hold period required pursuant to Applicable Canadian Securities Laws;

(z)	Purchaser has full power and authority to issue the Class B Shares comprising the Share Consideration, and upon issuance of such Class B Shares such Class B Shares will, at the time of issuance, be duly reserved and validly issued and outstanding as fully paid and non-assessable shares in the capital of Purchaser and will not be subject to any restrictions on transfer, other than the four month and one day hold period required pursuant to Applicable Canadian Securities Laws;

(aa)	Purchaser has full power and authority to issue the: (i) Common Shares issuable upon conversion, redemption or maturity of the Debenture; (ii) the Common Shares issuable as payment of interest on the Debenture; and (iii) the Common Shares issuable upon conversion of the Class B Shares, and upon issuance of such Common Shares in accordance with the Debenture Indenture and the terms of the Class B Shares, such Common Shares will, at the time of issuance, be duly reserved and validly issued and outstanding as fully paid and non-assessable shares in the capital of Purchaser;

(bb)	except such as shall have been made or obtained at or before the Closing Time under Applicable Canadian Securities Laws, Purchaser has made and/or obtained all necessary filings, approvals, consents and acceptances of applicable regulatory authorities and under any applicable agreement or document to which Purchaser is a party or by which it is bound in respect of the execution and delivery of this Agreement, the Debenture Indenture, the issuance of the Debenture and the Class B Shares and the consummation of the other transactions contemplated hereby and thereby (subject to completion of filings with certain regulatory authorities following the Closing Date);

(cc)	Purchaser does not have in place a shareholder rights protection plan;

(dd)	Purchaser will not be required by applicable law or its constating documents to obtain the approval of its shareholders in order to issue the Debentures, the Class B Shares comprising the Share Consideration or the Common Shares issuable pursuant to the Debentures;

(ee)	Purchaser will be required by TSXV requirements to obtain the approval of its shareholders for the issuance of Common Shares to Vendor which will result in Vendor owning legally or beneficially (either directly or indirectly) or exercising control or direction over (either directly or indirectly) 20.0% (or more) of the outstanding Common Shares;

(ff)	no Securities Commission, other securities commission or similar regulatory authority or exchange has issued any order which is currently outstanding preventing or suspending trading in any securities of Purchaser, no proceedings, investigations or inquiries for such purpose are, to the knowledge of Purchaser pending, contemplated or threatened and Purchaser is not in default of any requirement of Applicable Canadian Securities Laws;

(gg)	the issued and outstanding Common Shares and Class B Shares are listed and posted for trading on the TSXV and, subject to compliance by Purchaser with applicable listing conditions, the Common Shares issuable upon conversion, redemption or maturity of the Debenture, as payment of interest on the Debenture and upon conversion of the Class B Shares comprising the Share Consideration will, on the Closing Date, be listed and posted for trading on the TSXV;

(hh)	Purchaser is a reporting issuer not in default of any requirement of the Securities Act (Alberta) and the regulations thereunder and has a similar status under Applicable Canadian Securities Laws of each of the provinces in which Purchaser is a reporting issuer; and

(ii)	Purchaser has not approved, entered into any agreement in respect of, or received any written notice with respect to: (i) the purchase of any property or assets or any interest therein or the sale, transfer or other disposition of any property or assets or any interest therein currently owned, directly or indirectly, by Purchaser whether by asset sale, transfer of shares or otherwise; (ii) the change of control of Purchaser (whether by sale or transfer of shares or sale of all or substantially all of the property and assets of Purchaser or otherwise); or (iii) a proposed or planned disposition of Common Shares or Class B Shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding Common Shares or Class B Shares, as applicable.

5.4	Limitation Regarding Purchaser's Representations and Warranties

Unless another date is specified, each of Purchaser's representations and warranties set forth in Clause 5.3 is made as of the date of this Agreement and shall be deemed to be repeated as of the Closing Date.

5.5	Survival of Representations and Warranties

The respective representations and warranties set forth in Clauses 5.1 and 5.3 shall survive Closing for the 12-month period immediately following Closing.

Article 6
INDEMNITIES

6.1	Vendor's Indemnities

(a)	Subject to Clause 6.1(b), from and after Closing and subject to the limitations in this Clause 6.1 and in Clauses 6.5 and 6.6: Vendor (i) shall be liable for all Losses and Liabilities suffered, sustained, paid or incurred by Purchaser or any of the Purchaser's Related Persons, and, in addition and as an independent covenant, (ii) shall indemnify Purchaser and each of the Purchaser's Related Persons from and against all Losses and Liabilities suffered, sustained, paid or incurred by them and all Claims made against them, in either case, as a direct consequence of any representations or warranties contained in Clause 5.1 being materially untrue or incorrect or of a material breach by Vendor of any of its covenants contained in this Agreement;

(b)	Vendor shall have no liability under this Clause 6.1:

(i)	unless the aggregate amount of all such Losses and Liabilities and Claims, taking into account the limitation in Clause 6.1(b)(ii), exceeds [redacted] percent of the Purchase Price and then only to the extent they exceed that amount, except that the foregoing limitation shall not apply to fraud. For clarity the deductible provided in this Clause 6.1(b)(i) shall not apply to breaches by Vendor in the performance of any covenant specifically relating to post-Closing obligations;

(ii)	for any such individual Losses and Liabilities or Claims that are less than $[redacted]; and

(iii)	in no event shall the liability of Vendor under this Agreement, including all Claims by Purchaser arising out of or in connection with this Agreement, exceed the Purchase Price, taking into account all increases or decreases to the Purchase Price that occur by virtue of the terms of this Agreement.

6.2	Purchaser's Indemnities for Representations and Warranties

From and after Closing and subject to Clauses 6.5 and 6.6, Purchaser: (a) shall be liable for all Losses and Liabilities suffered, sustained, paid or incurred by Vendor or any of the Vendor's Related Persons, and, in addition and as an independent covenant, (b) shall indemnify Vendor and each of the Vendor's Related Persons from and against all Losses and Liabilities suffered, sustained, paid or incurred by them and all Claims made against them, in either case, as a direct consequence of any representations or warranties contained in Clause 5.3, excepting those in Clause 5.3(l), being untrue or incorrect or of a breach by Purchaser of any of its covenants contained in this Agreement.

6.3	Future Obligations

From and after Closing Purchaser: (a) shall be liable for all Losses and Liabilities suffered, sustained, paid or incurred by Vendor or any of the Vendor's Related Persons, and, in addition and as an independent covenant, (b) shall indemnify Vendor and each of the Vendor's Related Persons from and against all Losses and Liabilities suffered, sustained, paid or incurred by them and all Claims made against them; which, in either case, arise out of any matter or thing occurring, accruing or arising on and after the Closing Time and which relates to the Assets (excluding any Losses and Liabilities or Claims that pertain to any Environmental Liabilities, which shall be dealt with under Clause 6.4).

6.4	Purchaser's Environmental Indemnity

From and after Closing Purchaser: (a) shall be liable for all Losses and Liabilities suffered, sustained, paid or incurred by Vendor or any of the Vendor's Related Persons, and, in addition and as an independent covenant, (b) shall indemnify Vendor and each of the Vendor's Related Persons from and against all Losses and Liabilities suffered, sustained, paid or incurred by them and all Claims made against them, in either case, in respect of all past, present and any future Environmental Liabilities. This assumption of liability and indemnity shall apply without limit and without regard to cause or causes, including the negligence, Gross Negligence or the Wilful Misconduct of Vendor or any of the Vendor's Related Persons or any Third Party. Purchaser hereby waives, and acknowledges and agrees that it shall not exercise, any right or remedy against Vendor or any of the Vendor's Related Persons in respect to any such Environmental Liabilities that it may otherwise have under Applicable Law, including any right to name Vendor or any of the Vendor's Related Persons as a party to any Claim commenced by any Third Party against Purchaser. Notwithstanding the foregoing in this Clause 6.4, nothing in this Clause 6.4 shall be construed so as to require Purchaser to be liable for or to indemnify Vendor or any of the Vendor's Related Persons in connection with any such Losses and Liabilities or any such Claims to the extent arising from the representation and warranty of Vendor contained in Clause 5.1(p) being untrue or incorrect, but only to the extent that Vendor is liable to indemnify Purchaser pursuant to Clause 6.1 in respect of such representation and warranty.

6.5	Time Limitation

Neither Party shall make any Claim under or in respect of Clause 6.1 or 6.2 after the expiry of the 12-month period immediately following Closing and neither Party shall have any liability under Clause 6.1 or 6.2 unless written notice, with reasonable particulars, of the applicable Losses and Liabilities or Claim has been received by such Party during the 12-month period immediately following Closing.

6.6	Limitation of Remedies

(a)	From and after Closing the sole remedy available to:

(i)	Purchaser in respect to any of Vendor's representations and warranties set forth in Clause 5.1 being untrue or incorrect or a breach by Vendor of any of its covenants in this Agreement shall be Vendor's assumption of liability and indemnity provided for in Clause 6.1; and

(ii)	Vendor in respect to any of Purchaser's representations and warranties set forth in Clause 5.3 being untrue or incorrect shall be Purchaser's assumption of liability and indemnity provided in Clauses 6.2 and 6.4.

(b)	Nothing in Clause 6.1 shall be construed so as to require Vendor to be liable for or to indemnify Purchaser or any of the Purchaser's Related Persons in connection with any Losses and Liabilities or any Claims to the extent arising as a consequence of the Gross Negligence or Wilful Misconduct of Purchaser or any of the Purchaser's Related Persons.

(c)	Nothing in Clause 6.2 shall be construed so as to require Purchaser to be liable for or to indemnify Vendor or any of the Vendor's Related Persons in connection with any Losses and Liabilities or any Claims to the extent arising as a consequence of the Gross Negligence or Wilful Misconduct of Vendor or any of the Vendor's Related Persons.

6.7	No Consequential Damages

Neither Party will, in any circumstances whatsoever, be liable under this Agreement to the other Party for indirect, incidental, consequential, exemplary or punitive damages, suffered, sustained, paid, incurred or claimed by the other Party or the other Party's Related Persons. However, nothing in this Agreement shall in any way limit the right of any Indemnified Person to be indemnified pursuant to this Article for any and all indirect, incidental, consequential, exemplary or punitive damages of every nature and kind whatsoever, including loss of profits and revenues, that are part of any Claim by a Third Party.

6.8	Procedures – General Indemnities

If a Party (the "Claiming Party") wishes to claim indemnification from the other Party (the "Indemnifying Party") pursuant to Clause 6.1, 6.2, 6.3 or 6.4, the following shall apply:

(a)	Promptly after acquiring knowledge of the subject matter of the Claim or the Losses and Liabilities in respect of which the claim for indemnification is to be made (an "Indemnified Matter"), the Claiming Party shall provide notice thereof to the Indemnifying Party, provided that, failure to give such notice will not limit or lessen the right of the Claiming Party to indemnity under this Agreement except to the extent that the Indemnifying Party is prejudiced in its contest or defence of the Indemnified Matter as a result of such failure. Such notice shall describe the nature of the Indemnified Matter in reasonable detail and indicate, if reasonably ascertainable, the Claiming Party's good faith estimate of the amount for which the Indemnifying Party may be liable under this Agreement in respect of such Indemnified Matter.

(b)	If the Indemnified Matter relates to a Claim made or brought by a Third Party:

(i)	The Indemnifying Party shall have the right to participate in or to elect to assume the defence or dispute of any such Claim. Any such participation in or assumption of the defence or dispute of the Claim shall be at the Indemnifying Party's own expense and use counsel chosen by the Indemnifying Party. The Claiming Party shall provide all reasonable assistance that the Indemnifying Party may reasonably request in connection with such defence or dispute.

(ii)	The Claiming Party shall have the right to participate in the defence or dispute of any such Indemnified Matter using counsel of its own choice if representation of both the Claiming Party and the Indemnifying Party by the same counsel would be inappropriate due to conflicting interests of the two Parties, including Claims that would be partially excluded from indemnification by the Indemnifying Party by virtue of another provision of this Agreement. The Indemnifying Party shall be liable for the costs of such additional counsel retained by the Claiming Party, but only to the extent that such costs pertain to the defence or dispute of the Indemnified Matter.

(iii)	The Claiming Party shall not settle or compromise, or propose to settle or compromise, any such Indemnified Matter without first obtaining the consent of the Indemnifying Party, provided that, such consent shall not be required if: (A) the Indemnifying Party denies or disputes that the particular Claim constitutes an Indemnified Matter and refuses to take responsibility for the defence or dispute thereof as provided above; (B) the Indemnifying Party fails to respond to any notice of the Indemnified Matter given by the Claiming Party in accordance with Clause 6.8(a) within 15 days of receipt thereof by the Indemnifying Party; or (C) the Indemnifying Party either refuses or fails to defend or dispute such Indemnified Matter after assuming responsibility for the defence or dispute thereof as provided above. In such a case, the Claiming Party shall be entitled to defend, dispute, settle or compromise such a Claim by a Third Party in any manner it determines to be appropriate, acting reasonably and in good faith, subject to any limitations set forth in this Agreement.

(c)	If the Indemnified Matter relates to Losses and Liabilities directly suffered, sustained, paid or incurred by the Claiming Party or any of the Claiming Party's Related Persons, the Indemnifying Party shall respond to the Claiming Party as to whether the Indemnifying Party accepts liability for such Indemnified Matter within 45 days of receipt of the Claiming Party's notice given in accordance with Clause 6.8(a) and:

(i)	if the Indemnifying Party does not respond within such 45 day period, the Indemnifying Party shall be deemed to have accepted its liability for such Indemnified Matter;

(ii)	if the Indemnifying Party accepts its liability for such Indemnified Matter, the Indemnifying Party shall discharge its liability to indemnify the Claiming Party within 10 days after the end of the initial 45 day notice period; and

(iii)	if the Indemnifying Party disputes whether the particular Losses and Liabilities constitute an Indemnified Matter or the amount of such Losses or Liabilities for which the Indemnifying Party is liable within such 45 day period, or if the Indemnifying Party accepts or is deemed to have accepted liability for such Indemnified Matter, but fails to discharge such liability within the specified period, the Claiming Party shall be free to seek to enforce its right to indemnification in respect of such Indemnified Matter under this Agreement in any manner that it deems appropriate.

(d)	If the Indemnifying Party has paid an amount in respect of an Indemnified Matter pursuant to this Agreement, then: (i) the Indemnifying Party will be subrogated to all and any Claims that the Claiming Party may have relating thereto without any further action; (ii) the Claiming Party, without limiting its rights to the indemnity under this Agreement, shall provide any reasonable assistance that the Indemnifying Party may reasonably request in order to permit the Indemnifying Party to pursue such Claims; and (iii) if the Claiming Party is subsequently reimbursed by any Person or from any source other than the Indemnifying Party in respect of the Indemnified Matter, the Claiming Party shall promptly pay to the Indemnifying Party any such amounts so received by it, up to the amount received from the Indemnifying Party in respect of such Indemnified Matter.

Article 7
PRE-CLOSING PERIOD

7.1	Maintenance of Assets

During the Pre-Closing Period, Vendor shall, to the extent that the nature of its interests permit, and subject to the Title and Operating Documents and any other agreements and documents to which the Assets are subject:

(a)	maintain the Assets in a reasonable and prudent manner and in material compliance with all Applicable Law and the relevant Title and Operating Documents; and

(b)	pay or cause to be paid all costs and expenses relating to the Assets which become due and payable during the Pre-Closing Period, other than any amounts being disputed in good faith.

7.2	Administration Fee

Vendor shall charge as an administration fee, and Purchaser shall pay to Vendor, an amount equal to [amount of administration fee has been redacted] from the Effective Date until April 30, 2013, or such other later date as the parties may agree to in writing.

7.3	Limitation of Liability

If Closing occurs, Vendor and the Vendor's Related Persons shall have no liability for any Losses and Liabilities paid, incurred or suffered by Purchaser or any of the Purchaser's Related Persons or any Claims made against any of them relating to operation or maintenance of the Assets during the Pre-Closing Period pursuant to Clause 7.1 and, upon Closing Vendor and the Vendor's Related Persons shall be released from all Claims of any nature that Purchaser or any of the Purchaser's Related Persons or any of their respective successors may then have or thereafter may have against Vendor or any of the Vendor's Related Persons howsoever relating to such operation or maintenance of the Assets, except to the extent that any such Losses and Liabilities or any such Claims arise as a direct consequence of the gross negligence or wilful misconduct of Vendor or any of the Vendor's Related Persons.

7.4	Consent of Purchaser

Notwithstanding Clause 7.1, during the Pre-Closing Period Vendor shall not, without the written consent of Purchaser, which consent shall not be unreasonably withheld or delayed by Purchaser:

(a)	make any commitment or propose, initiate or authorize any individual capital expenditure with respect to the Assets for which the share allocable to the Assets is in excess of $50,000, except in the case of an emergency, in the case of ERCB requiring an expenditure in respect of the Assets, or in respect of amounts which Vendor may be committed to expend or be deemed to authorize for expenditure without its consent;

(b)	surrender or abandon any of the Assets, other than the abandonment of Tangibles or Wells that had been approved or is in progress as of the Effective Time or as may be required by ERCB;

(c)	amend or terminate any Title and Operating Document or any other agreement or document to which the Assets are subject, or enter into any new agreement or commitment relating to the Assets other than in the ordinary course of business;

(d)	sell, encumber or otherwise dispose of any of the Assets or any part thereof, except for sales of the Petroleum Substances or the creation of Permitted Encumbrances in the normal course of business or sales, encumbrances or other dispositions of any Assets under or pursuant to Permitted Encumbrances; or

(e)	make any other material disbursements in respect of the Assets, other than in the ordinary course of business.

For the purposes of this Clause 7.4, Purchaser's consent shall be deemed to have been provided if the matters referred to in this Clause 7.4 are identified or described in this Agreement, have been notified to Purchaser in writing prior to the date of this Agreement.

7.5	Maintenance of Deposit Lands

During the Pre-Closing Period, or any portion thereof between the date hereof and the termination by either Party of this Agreement pursuant to either Clause 3.1(b) or 3.2(b), Purchaser shall, to the extent that the nature of its interests permit, and subject to any agreements and documents to which its interests in the Deposit Lands are subject:

(a)	maintain such interests in a reasonable and prudent manner and in material compliance with all Applicable Law and the relevant title and operating documents applicable thereto; and

(b)	pay or cause to be paid all costs and expenses relating to such interests which become due and payable during such period, other than any amounts being disputed in good faith.

7.6	Consent of Vendor

Notwithstanding Clause 7.1, during the period referred to therein, Purchaser shall not, without the written consent of Vendor, which consent shall be in Vendor's sole discretion:

(a)	make any commitment or propose, initiate or authorize any individual capital expenditure with respect to Purchaser's interest in the Deposit Lands, except in the case of an emergency, in the case of ERCB requiring an expenditure in respect of the Assets, or in respect of amounts which Purchaser may be committed to expend or be deemed to authorize for expenditure without its consent;

(b)	surrender or abandon its interest in any of the Deposit Lands;

(c)	amend or terminate any title and operating document or any other agreement or document to which its interests in the Deposit Lands are subject, or enter into any new agreement or commitment relating to such interests; or

(d)	sell, encumber or otherwise dispose of its interests in any of the Deposit Lands or any part thereof.

7.7	Indemnification of Vendor

Notwithstanding any other provision of this Agreement, in the event that Vendor terminates this Agreement in the circumstances contemplated in Clause 3.2(c)(i), Purchaser: (i) shall be liable for all Losses and Liabilities suffered, sustained, paid or incurred by Vendor or any of the Vendor's Related Persons, and, (ii) in addition and as an independent covenant shall indemnify Vendor and each of the Vendor's Related Persons from and against all Losses and Liabilities suffered, sustained, paid or incurred by them and all Claims made against them, in either case, as a direct consequence of a breach by Purchaser of any of its covenants in Clauses 7.5 and 7.6 as such relate to the Deposit Lands.

Article 8
Post-Closing Matters

8.1	Post-Closing Matters

(a)	Following Closing, if and to the extent that Purchaser must be novated into, recognized as a party to, or otherwise accepted as assignee or transferee of Vendor's interest in the Assets or certain of them, including any Title and Operating Documents or other agreements governing or otherwise pertaining to any Assets or the operation thereof, the following provisions shall apply with respect to the applicable Assets until such novation, recognition or acceptance has occurred:

(i)	at Purchaser's sole cost and expense, Vendor shall operate and maintain the applicable Assets on behalf of Purchaser as its agent, however, for clarity, the Parties agree that Vendor shall not charge to Purchaser an operator or administration fee with respect to any operated Assets;

(ii)	Vendor shall not initiate or authorize any operations with respect to the applicable Assets, except upon the written direction of Purchaser or if Vendor reasonably determines that such operations are required for the protection of life or property, in which case Vendor may take any actions that it reasonably determines are required in the circumstances, provided that, in such latter case Vendor shall promptly notify Purchaser of such actions and Vendor's estimate of the costs and expenses associated therewith;

(iii)	Vendor shall use its reasonable efforts to promptly provide to Purchaser all authorizations for expenditure, notices and other information, documents and correspondence relating to the applicable Assets that it receives and shall respond promptly to such authorizations for expenditure, notices and other information and documents pursuant to the written instructions of Purchaser, but only if such instructions are received on a timely basis, provided that, Vendor may, but shall not be obliged to, refuse to follow any such instructions that it reasonably believes to be contrary to Applicable Law or in conflict with any applicable Title and Operating Document or other agreement; and

(iv)	as soon as is reasonably practicable, Vendor shall deliver to Purchaser all revenues, proceeds and other benefits received by Vendor and derived from the Assets (excluding any such revenues, proceeds or benefits that relate to matters arising prior to the Effective Time), less the share of the applicable Crown or lessor royalties, operating costs, treating, processing and transportation expenses and any other costs and expenses directly associated with the Assets and the Petroleum Substances produced therefrom or allocated thereto, and less any costs and expenses paid or incurred by Vendor in the discharge of its duties and obligations pursuant to this Clause 8.1.

(b)	If and to the extent that Vendor maintains any Assets and takes actions with respect to any Assets on behalf of Purchaser pursuant to this Clause 8.1, then Vendor shall be deemed to be the agent of Purchaser in such regard. Purchaser does hereby and shall ratify all actions taken by Vendor or refrained to be taken by Vendor pursuant to the terms of this Clause 8.1 in such capacity, with the intention that all such actions shall be for all purposes deemed to be those of Purchaser.

(c)	If Vendor participates in any operations or exercises rights or options in respect to any Assets as the agent of Purchaser pursuant to this Clause 8.1, then Vendor may require Purchaser to secure the costs to be incurred by Vendor on behalf of Purchaser in respect to such operations or pursuant to such election in such manner as may be reasonably appropriate in the circumstances.

(d)	Unless otherwise directed by Purchaser, Vendor shall pay on behalf of Purchaser all rentals for Crown and freehold mineral and surface leases which are due and payable on or before April 30, 2013.

(e)	Vendor will be responsible for production accounting for the production month of March, 2013. Purchaser shall be responsible for production accounting after such date.

(f)	Unless otherwise directed by Purchaser, Vendor shall market production from the Assets on behalf of Purchaser until April 30, 2013.

8.2	Delivery of Title and Operating Documents and Miscellaneous Interests

As soon as is practical, but in any event not later than 10 days after Closing, or any other day as Vendor and Purchaser may agree, Vendor shall deliver or cause to be delivered to Purchaser the Title and Operating Documents and such other agreements and documents to which the Assets are subject and the original copies of those contracts, agreements, records, books, documents, licences, reports, files and data comprising Miscellaneous Interests which are in the possession and control of Vendor. Notwithstanding the foregoing:

(a)	if and to the extent any such materials also pertain to assets or interests other than the Assets, photocopies or other copies of such materials may be provided to Purchaser in lieu of original copies; and

(b)	to the extent that there are any pending or threatened Claims, audits or other matters involving or relating to the Assets that pertain to the period prior to the Effective Time, Vendor, at its own cost, may make and retain copies of the relevant portions of such materials.

8.3	Removal of Signs

Within 30 days after Closing, Purchaser shall remove Vendor's name from all signs and remove any other items indicating ownership by Vendor located on, at or near any Wells or Tangibles. If Purchaser fails to remove Vendor's name from such signs or to removes such other items in respect to any such Wells or Tangibles within such period, then Vendor shall have the right, but not the obligation, to remove same and Purchaser shall reimburse Vendor for all reasonable costs incurred by Vendor in doing so.

8.4	Limitation of Liability for Post-Closing Operations

(a)	Vendor and the Vendor's Related Persons shall have no liability for any Losses and Liabilities paid, incurred or suffered by Purchaser or any of the Purchaser's Related Persons or any Claims made against any of them relating to operation or maintenance of the Assets after Closing or the discharge by Vendor of its obligations pursuant to the other provisions of this Article 8, except to the extent that any such Losses and Liabilities or any such Claims arise as a direct consequence of the gross negligence or wilful misconduct of Vendor or any of the Vendor's Related Persons.

(b)	Purchaser shall be liable for all Losses and Liabilities suffered, sustained, paid or incurred by Vendor or any of the Vendor's Related Persons, and, in addition and as an independent covenant, shall indemnify Vendor and each of the Vendor's Related Persons from and against all Losses and Liabilities suffered, sustained, paid or incurred by it and all Claims made against it, in either case, as a result of any actions taken or operations conducted in accordance with the other provisions of this Article 8, except to the extent arising as a direct consequence of the gross negligence or wilful misconduct of Vendor or any of the Vendor's Related Persons.

8.5	Updated Reserves Report

Vendor shall provide Purchaser with a copy of Vendor's 2012 year-end reserves report upon Vendor's receipt of same.

Article 9
DUE DILIGENCE

9.1	Title Review

Purchaser acknowledges that it has had the opportunity to conduct its own due diligence in respect of Vendor's title to the Assets and expressly waives any and all defects in respect thereof, whether disclosed by such due diligence or otherwise; provided that such waiver shall not diminish the rights of Purchaser to make a Claim for a breach by Vendor of any representations and warranties set forth in Clause 5.1.

9.2	Environmental Review

Purchaser acknowledges and confirms that it performed, to its satisfaction, its Environmental assessment of the Assets prior to the execution of this Agreement and that it shall not be entitled to any further environmental inspection or environmental assessment, and expressly waives any and all environmental defects in respect of the Assets; provided that such waiver shall not diminish the right of Purchaser to make a Claim for breach by Vendor of the representation set forth in Clause 5.1(p).

Article 10

RIGHTS OF FIRST REFUSAL

10.1	Rights of First Refusal

(a)	Within five Business Days following the execution of this Agreement by the Parties, Purchaser shall advise Vendor in writing of its bona fide allocations of value for the Assets to which the ROFRs identified in Schedule F relate.

(b)	Vendor shall issue notices to the Third Parties holding Identified ROFRs using the allocations provided by Purchaser, in accordance with the applicable provisions of such rights no later than three Business Days after it receives the value allocations relating to the Assets affected by each such Identified ROFR from Purchaser as provided in Clause 10.1(a).

(c)	Vendor shall notify Purchaser in writing forthwith upon receipt of notice from any Third Party exercising or waiving any Identified ROFRs for which notices were issued pursuant to Clause 10.1(b).

(d)	Vendor shall comply with the terms of each of the Identified ROFRs exercised by the holders thereof by selling and conveying to such holders the portion of the Assets which are subject to such exercised Identified ROFR. If any Identified ROFRs are exercised by the holders thereof this Agreement shall be deemed to have been amended, effective as of the date of this Agreement, to exclude the applicable Assets from the definitions of "Assets", "Major Facilities", "Miscellaneous Interests", "Petroleum and Natural Gas Rights", "Tangibles" and "Wells", as may be applicable, and to reduce the Base Price by the aggregate of the values allocated to such Assets as provided in Clause 10.1(a).

(e)	Closing shall not be delayed even though certain of the Identified ROFRs are outstanding and capable of exercise by the holders thereof as of the Closing Time (such outstanding Identified ROFRs being the "Outstanding ROFRs"). In such case, the following procedures shall apply:

(i)	the Parties shall proceed to Closing without any reduction in the Purchase Price for the Outstanding ROFRs;

(ii)	the Parties will deposit into escrow with Vendor's Solicitors (as "Escrow Agent"), that portion of the Purchase Price allocated to those of the Assets subject to the Outstanding ROFRs (the "Escrow Assets") as well as all closing documentation and Specific Conveyances required for the sale of all Escrow Assets by Vendor;

(iii)	if an Outstanding ROFR is exercised by a Third Party, the Parties will promptly notify the Escrow Agent thereof in writing and:

(A)	the funds deposited with the Escrow Agent in respect of such Escrow Assets will be refunded by the Escrow Agent to Purchaser together with the interest earned thereon while held by the Escrow Agent; and

(B)	the closing documentation and Specific Conveyances related to such Escrow Assets deposited with the Escrow Agent will be of no force or effect;

(iv)	if after Closing an Outstanding ROFR is extinguished by lapse of time, waiver or otherwise (other than as a result of being exercised), the Parties will promptly notify the escrow agent thereof in writing and:

(A)	the Escrow Agent will promptly pay the funds deposited with the Escrow Agent in respect of such Escrow Assets to Vendor together with the interest earned thereon while held by the Escrow Agent; and

(B)	the Escrow Agent will promptly deliver copies of the closing documentation and Specific Conveyances deposited with the Escrow Agent in relation to such Escrow Assets to each Party, such documentation shall be effective and the sale of such ROFR Assets to Purchaser pursuant hereto shall have closed.

(f)	From and after Closing Purchaser shall, with Vendor's cooperation, comply with any ROFRs identified after Closing in accordance with the terms thereof. Purchaser shall be entitled to receive all proceeds payable by the holders of any such ROFRs exercised after Closing and there will be no adjustment to the Purchase Price as a consequence of the identification of any such ROFRs or the exercise thereof after Closing.

(g)	Except as provided in Clause 10.1(g), Purchaser shall be liable for all Losses and Liabilities suffered, sustained, paid or incurred by Vendor or any of the Vendor's Related Persons, and, in addition and as an independent covenant, shall indemnify Vendor and each of the Vendor's Related Persons from and against all Losses and Liabilities suffered, sustained, paid or incurred by it and all Claims made against it, in either case, as a direct consequence of (i) any allocation of value provided by Purchaser and used by Vendor in the issuance of a notice in respect of a Identified ROFR pursuant to Clause 10.1(a); (ii) any failure by Purchaser to comply with the terms of any ROFR after Closing; and (iii) any allocation of value used by Purchaser in the issuance of a notice in respect of a ROFR identified after Closing.

(h)	The Parties acknowledge and agree that, following Closing, Vendor shall have no liability to Purchaser or any of the Purchaser's Related Persons in respect of any ROFR except as a consequence of a breach by Vendor of its representation and warranty set forth in Clause 5.1(t), in which case Purchaser and the Purchaser's Related Persons shall be limited to the remedies provided under Clause 6.1 in respect of such breach.

Article 11
EMPLOYEE MATTERS

11.1	[redacted for confidentiality reasons]

11.2	Privacy Matters

(a)	Each Party acknowledges that it is responsible for compliance at all times with Applicable Privacy Laws which govern the collection, use and disclosure of Personal Information obtained by or disclosed to either Party pursuant to this Agreement or otherwise in connection with the Transaction or negotiations leading to this Agreement, including the contents of the Employee Schedule (the "Disclosed Personal Information").

(b)	Prior to Closing, neither Party shall use the Disclosed Personal Information obtained by or disclosed to it for any purposes other than those related to the performance of this Agreement and the completion of the Transaction.

(c)	Purchaser undertakes that, after Closing, it shall only use the Disclosed Personal Information obtained by or disclosed to it in accordance with the purpose for which the Personal Information was originally collected and to obtain consents where required by Applicable Privacy Laws prior to using or disclosing such Disclosed Personal Information.

(d)	Each Party acknowledges and confirms that the disclosure of the Disclosed Personal Information is necessary for the purposes of this Agreement and that the disclosure of the Disclosed Personal Information relates solely to the carrying on of their respective businesses and the completion of the Transaction.

(e)	Each Party acknowledges and confirms that it has used and shall continue to use appropriate technology and procedures in accordance with Applicable Privacy Laws to prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information obtained by or disclosed to it, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information.

(f)	Each Party shall at all times keep strictly confidential all Disclosed Personal Information obtained by or disclosed to it, and shall instruct its employees or other personnel or advisors responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the Party's obligations hereunder. Each Party shall ensure that access to the Disclosed Personal Information obtained by or disclosed to it shall be restricted to its employees or other personnel or advisors who have a bona fide need to access to such information in order for such Party to perform its obligations under this Agreement and to complete the Transaction.

(g)	Each Party shall promptly notify the other Party of all inquiries, complaints, requests for access, and Claims of which the Party is made aware in connection with the Disclosed Personal Information obtained by or disclosed to it. The Parties shall fully co-operate with one another, with the Persons to whom the Disclosed Personal Information relates, and any Governmental Authorities charged with enforcement of Applicable Privacy Laws, in responding to such inquiries, complaints, requests for access, and Claims.

(h)	If Closing does not occur, Purchaser shall return to Vendor or, with the consent of Vendor, destroy all copies of all Disclosed Personal Information obtained by or disclosed to Purchaser in connection with this Agreement.

(i)	[paragraph regarding return of Personal Information acquired by Purchaser in connection with this Agreement has been redacted].

(j)	The provisions of this Clause 11.2 shall survive Closing.

Article 12
GENERAL

12.1	Further Assurances

Each Party will, from time to time and at all times after Closing, without further consideration, do such further acts and deliver all such further assurances, deeds and documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement.

12.2	Entire Agreement

(a)	The provisions contained in all documents and agreements collateral hereto shall at all times be read subject to the provisions of this Agreement and, in the event of conflict, the provisions of this Agreement shall prevail.

(b)	Except as provided in the Confidentiality Agreement, this Agreement supersedes all other agreements, documents, writings and verbal understandings between the Parties relating to the subject matter of this Agreement and expresses the entire agreement of the Parties with respect to the subject matter of this Agreement and each of the Parties acknowledges and agrees that the offer to purchase dated November 29, 2012, as amended on December 13, 2012, between Vendor and Purchaser is superseded by the execution of this Agreement by the Parties.

12.3	Governing Law; Arbitration

(a)	This Agreement shall, in all respects, be subject to, interpreted, construed and enforced in accordance with and under the laws of the Province of Alberta and the laws of Canada applicable therein and shall, in every regard, be treated as a contract made in the Province of Alberta.

(b)	Subject to Clause 12.3(c), the Parties shall attorn and submit to the jurisdiction of the courts of the Province of Alberta and courts of appeal therefrom in respect of all matters arising out of this Agreement.

(c)	Insofar as the Parties are unable to agree on any matter which expressly may be referred to arbitration under this Agreement, either Party may serve the other Party written notice that it wishes such matter referred to arbitration. Each such arbitration shall be conducted in accordance with the following:

(i)	The Parties shall meet within five days of the receipt of a notice issued by one Party requesting arbitration of an applicable matter to attempt to agree on a single arbitrator qualified by experience, education, and training, to determine such matter. If the Parties are unable to agree on the selection of the arbitrator, the Party which issued such notice shall forthwith make application to a justice of the Court of Queen's Bench of the Province of Alberta pursuant to the Arbitration Act for the appointment of a single arbitrator, and failing such action on the part of the Party which issued such notice, the other Party may make such application.

(ii)	The arbitrator selected pursuant to Clause 12.3(c)(i) shall proceed as soon as is practicable to hear and determine the matter in dispute, and shall be directed to provide a written decision respecting such matter within 30 days of appointment. The Parties shall provide such assistance and information as may be reasonably necessary to enable the arbitrator to determine such matter.

(iii)	Except to the extent modified in this Clause 12.3(c), the arbitrator shall conduct any arbitration under this Agreement pursuant to the provisions of the Arbitration Act.

12.4	Assignment; Enurement

This Agreement may not be assigned by a Party without the prior written consent of the other Party, which consent may be unreasonably and arbitrarily withheld. This Agreement shall be binding upon and shall enure to the benefit of the Parties and their respective administrators, trustees, receivers, successors and permitted assigns.

12.5	Time of Essence

Time shall be of the essence in this Agreement.

12.6	Notices

The addresses for service and the fax numbers of the Parties shall be as follows:

Vendor:

ADVANTAGE OIL & GAS LTD.
P.O. Box 20418
205 – 5th Avenue SW
Calgary, Alberta
T2P 4H3
Attention: [redacted]

with a copy to

ADVANTAGE OIL & GAS LTD.
700, 400 – 3rd Avenue SW
Calgary, Alberta
T2P 4H2
Attention: [redacted]
Fax: [redacted]

Purchaser:

QUESTFIRE ENERGY CORP.
Suite 400, 703 – 6th Avenue SW
Calgary, Alberta
T2P 0T9

Attention: [redacted]
Fax: [redacted]

All notices, communications and statements required, permitted or contemplated in this Agreement shall be in writing, and shall be delivered as follows:

(a)	by personal delivery or courier service on a Party at the address of such Party set out above, in which case the item so served shall be deemed to have been received when actually delivered; or

(b)	by facsimile transmission to a Party to the fax number of such Party set out above, in which case the item so transmitted shall be deemed to have been received when received in its entirety in a legible form.

A Party may from time to time change its address for service or its fax number or both by giving written notice of such change to the other Party.

12.7	Invalidity of Provisions

In case any of the provisions of this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality or enforceability of the remaining provisions contained in this Agreement shall not in any way be affected or impaired thereby.

12.8	Waiver

No failure on the part of any Party in exercising any right or remedy under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or remedy preclude any other or further exercise thereof or the exercise of any right or remedy in law or in equity or by other Applicable Law or otherwise conferred. No waiver of any provision of this Agreement, including this Clause 12.8, shall be effective otherwise than by an instrument in writing dated subsequent to the date of this Agreement, executed by a duly authorized representative of the Party making such waiver.

12.9	No Merger

The respective representations, warranties, covenants and indemnities of the Parties contained in this Agreement, including all qualifications thereof and limitations thereon, shall not be merged in any assignments, conveyances, transfers and other documents provided for under this Agreement.

12.10	Amendment

This Agreement shall not be varied in its terms or amended by oral agreement or by representations or otherwise other than by an instrument in writing dated subsequent to the date of this Agreement, executed by a duly authorized representative of each Party.

12.11	Confidentiality and Public Disclosures

(a)	Neither Party may disclose the contents of this Agreement or any information concerning negotiations leading to this Agreement and the Transaction, without the prior written consent of the other Party and, to the extent that the information is Personal Information, the consent of the individual to whom such Personal Information relates, except when such consent is not required under Applicable Privacy Laws. Except as provided in Clause 11.2, nothing contained in this Agreement shall prevent a Party from disclosing such information: (i) to any Governmental Authority or to the public, but in either case, only if and to the extent that such disclosure is required under any Applicable Law; (ii) to obtain consents required under, or to comply with any ROFRs or other preferential, pre-emptive or first purchase rights contained in, the Title and Operating Documents and any other agreements and documents to which the Assets are subject; or (iii) if required to obtain the consent to the Transaction by Vendor's lenders or other security holders and, if applicable, to obtain their release of Security Interests in, or their acknowledgement of "no interest" in, the Assets; provided that, in each such instance, the Party that proposes to make such a disclosure shall advise other Party of such proposed disclosure and shall use its reasonable efforts to prevent the disclosure of any such information that is not required to be disclosed for the listed purposes, including any Personal Information for which disclosure is restricted or prohibited pursuant to Clause 11.2 or Applicable Privacy Laws.

(b)	Neither Party will make any press release respecting the existence of this Agreement, the contents hereof or the Transaction without the consent of the other Party except to the extent the other Party unreasonably withholds or delays consent; provided however, the foregoing shall not restrict disclosures by any Party to the extent that those disclosures are required by Applicable Laws. A Party which proposes to make such a press release shall, to the extent reasonably possible, provide the other Party with a draft of that release at least one Business Day prior to its release to enable the other Party to review that draft and advise of any comments it may have with respect thereto. The Party proposing to make the press release will not unreasonably refuse to incorporate the requested changes in the public announcement except to the extent its counsel advises that doing so will result in non compliance with Applicable Laws.

(c)	If, prior to the Closing Date, Purchaser proposes to make any public disclosure of Disclosed Information it shall:

(i)	obtain the approval of Vendor, in advance of the filing, distribution or delivery of any of those documents or materials, acting reasonably, regarding any references to Vendor or the Transaction that may be provided therein; and

(ii)	provide the Vendor with a draft of the applicable press release draft or final copy of any prospectus, offering document, loan syndication materials or other document containing the disclosure at least one Business Day before its release, filing, delivery or distribution to enable Vendor to review that draft and advise of any comments it may have with respect thereto.

The Purchaser will not unreasonably refuse to incorporate the requested changes of the applicable the Vendor to the applicable press release or other document except to the extent its counsel advises that doing so will result in non compliance with Applicable Laws or the formal request of a Securities Regulatory Authority.

(d)	Purchaser shall not file this Agreement on SEDAR or otherwise make this Agreement publicly available without Vendor's prior consent, which consent may not be unreasonably withheld, but which consent may be subject to the Vendor requiring that competitively sensitive information is redacted from the filed version of this Agreement. Notwithstanding the foregoing, the Vendor consents to:

(i)	the filing of this Agreement by Purchaser with Securities Regulatory Authorities on a confidential basis; and

(ii)	the public filing thereafter of a redacted form of this Agreement as may be required by those Securities Regulatory Authorities in connection with the filing of any prospectus or other offering document by Purchaser; provided that prior notice of the intention to so file has been provided to the Vendor together with an opportunity for the Vendor to review and, acting reasonably, provide comments on any such redacted form and which comments will be submitted in good faith to the Securities Regulatory Authorities prior to so filing.

(e)	The Confidentiality Agreement, insofar as it relates to "Confidential Information" (as defined in the Confidentiality Agreement) pertaining to the Assets, shall terminate effective as of Closing. To the extent that the Confidentiality Agreement relates to "Confidential Information" that pertains to any matter other than the Assets, such agreement shall continue in force and effect until it terminates, if at all, in accordance with its terms.

12.12	Securities Act Disclosure

For a period of 120 days following Closing, Vendor covenants and agrees to provide and make available to Purchaser, its personnel and advisors (including, without limitation, any auditors, accountants, legal, engineering and environmental advisors engaged by Purchaser) and to make available such of Vendor's personnel as may be reasonably required by Purchaser, such financial, operational and engineering documents relating to the Assets for a period of two years prior to the Adjustment Date, which are reasonably considered necessary for Purchaser to satisfy the "business acquisition report" and other disclosure obligations of Purchaser relating to the Assets and now or hereafter arising under any national instrument, local securities commission rule or stock exchange requirement.

12.13	Additional Purchaser Covenants

Purchaser has complied with and, from and after the date hereof and following Closing shall continue to comply with, all requirements of Applicable Canadian Securities Laws in connection with the issuance to Vendor of the Debenture and the Share Consideration including, but not limited to, the filing of a report of exempt distribution and the payment of applicable fees within 10 days from the Closing Date and, in addition from and after the date hereof and following Closing Purchaser shall:

(a)	do or cause to be done all things reasonably necessary to preserve and keep in full force and effect the existence and rights of Purchaser;

(b)	use reasonable commercial efforts to maintain the listing of its Common Shares and Class B Shares on the TSXV or any other recognized stock exchange and to maintain Purchaser's status as a "reporting issuer" not in default under Applicable Canadian Securities Laws;

(c)	duly and punctually pay or cause to be paid to Vendor the principal of, premium and interest accrued on the Debenture on the dates and in the manner mentioned in the Debenture;

(d)	reserve and keep available a sufficient number of Common Shares for the purpose of enabling Purchaser to satisfy its obligations to issue Common Shares pursuant to the Debenture and the Class B Shares; and

(e)	cause the Common Shares and the certificates representing the Common Shares from time to time issued pursuant to the Debenture and the Class B Shares to be duly issued and delivered as fully paid and non-assessable Common Shares in accordance with the Debenture and the terms of the Class B Shares.

12.14	Counterpart Execution

This Agreement may be executed in any number of counterparts with the same effect as if all signatories to the counterparts had signed one document. All such counterparts shall together constitute and be construed as one instrument. For avoidance of doubt, a signed counterpart provided by way of facsimile transmission or other electronic means shall be as binding upon the Parties as an originally signed counterpart.

(Execution Page Follows)

IN WITNESS WHEREOF the Parties have executed this Agreement as of the day and year first above written.

ADVANTAGE OIL & GAS LTD.		QUESTFIRE ENERGY CORP.
Per:	"Signed"	Per:	"Signed"
	Name: [redacted] Title: [redacted]		Name: [redacted] Title: [redacted]
Per:	"Signed"	Per:	"Signed"
	Name: [redacted] Title: [redacted]		Name: [redacted] Title: [redacted]

This is the Execution Page for the Asset Purchase and Sale Agreement Between Advantage Oil & Gas Ltd. and Questfire Energy Corp. dated as of the 5th day of February, 2013

Schedule A

This Page and the Following Pages Comprise Schedule A Attached to and Forming Part of an Asset Purchase and Sale Agreement Made as of the 5th day of February, 2013 Between Advantage Oil & Gas Ltd., as Vendor, and Questfire Energy Corp., as Purchaser.

LANDS, PETROLEUM AND NATURAL GAS RIGHTS, WELLS

[Schedule A has been redacted]

Schedule B

This and the following pages comprise Schedule B Attached to and Forming Part of an Asset Purchase and Sale Agreement Made as of the 5th day of February, 2013 Between Advantage Oil & Gas Ltd., as Vendor, and Questfire Energy Corp., as Purchaser.

PRODUCTION AND MARKETING CONTRACTS

[Schedule B has been redacted]

Schedule C

This and the Following Pages Comprise Schedule C Attached to and Forming Part of an Asset Purchase and Sale Agreement Made as of the 5th day of February, 2013 Between Advantage Oil & Gas Ltd., as Vendor, and Questfire Energy Corp., as Purchaser.

MAJOR FACILITIES

[Schedule C has been redacted]

Schedule D

This and the Following Pages Comprise Schedule D Attached to and Forming Part of an Asset Purchase and Sale Agreement Made as of the 5th day of February, 2013 Between Advantage Oil & Gas Ltd., as Vendor, and Questfire Energy Corp., as Purchaser.

OUTSTANDING AFEs

[Schedule D has been redacted]

Schedule E

This and the Following Page Comprise Schedule E Attached to and Forming Part of an Asset Purchase and Sale Agreement Made as of the 5th day of February, 2013 Between Advantage Oil & Gas Ltd., as Vendor, and Questfire Energy Corp., as Purchaser.

FORM OF GENERAL CONVEYANCE

GENERAL CONVEYANCE

THIS GENERAL CONVEYANCE made the • day of •, 2013.

BETWEEN:

Advantage Oil & Gas Ltd., a body corporate incorporated pursuant to the laws of the Province of Alberta (the "Vendor")

- and -

Questfire Energy Corp., a corporation pursuant to the laws of the Province of Alberta (the "Purchaser")

WHEREAS pursuant to the provisions of an Asset Purchase and Sale Agreement dated February 5th, 2013 between the Vendor and the Purchaser (the "Asset Purchase Agreement"), the Purchaser has agreed to purchase the Vendor's interest in the "Assets", as defined in the Asset Purchase Agreement, subject to the terms and conditions set forth in the Asset Purchase Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that the Vendor and Purchaser agree as follows:

1.	Definitions

Unless otherwise defined in this General Conveyance, capitalized words when used in this Agreement have the meaning ascribed to them in the Asset Purchase Agreement.

2.	Conveyance

Pursuant to and for the consideration provided for in the Asset Purchase Agreement, the Vendor hereby sells, assigns, transfers, conveys and sets over to the Purchaser the Vendor's entire right, title, estate and interest in and to the Assets, and Purchaser hereby purchases and accepts the Assets, to have and to hold the same absolutely, together with all benefits and advantages to be derived therefrom.

3.	Effective Time

This General Conveyance shall be effective as the date first written above.

4.	Subordinate Documents

This General Conveyance is executed and delivered by the parties hereto pursuant to and for the purposes of the provisions of the Asset Purchase Agreement and the provisions of the Asset Purchase Agreement shall prevail and govern in the event of a conflict between the provisions of the Asset Purchase Agreement and this General Conveyance.

5.	Enurement

This General Conveyance shall be binding upon and enure to the benefit of each of the parties hereto and their respective receivers, receiver-managers, successors and assigns.

6.	Further Assurances

Each party hereto will, from time to time and at all times hereafter, at the request of the other party but without further consideration, do all such further acts and execute and deliver all such further documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement.

7.	Merger

Nothing contained in this Agreement shall in any way result in a merger of the terms and conditions of the Asset Purchase Agreement with the terms and conditions of this General Conveyance and the parties hereto specifically agree that all such terms and conditions of the Asset Purchase Agreement shall continue to apply to the within conveyance.

8.	Counterpart Execution

This General Conveyance may be executed in any number of counterparts with the same effect as if all signatories to the counterparts had signed one document. All such counterparts shall together constitute and be construed as one instrument. For avoidance of doubt, a signed counterpart provided by way of facsimile transmission or other electronic means shall be as binding upon the Parties as an originally signed counterpart.

IN WITNESS WHEREOF the parties hereto have executed this General Conveyance as of the date first written above.

ADVANTAGE OIL & GAS LTD.

Per:

Per:

QUESTFIRE ENERGY CORP.

Per:

Per:

Schedule F

This and the Following Pages Comprise Schedule F Attached to and Forming Part of an Asset Purchase and Sale Agreement Made as of the 5th day of February, 2013 Between Advantage Oil & Gas Ltd., as Vendor, and Questfire Energy Corp., as Purchaser.

RIGHTS OF FIRST REFUSAL

[Schedule F has been redacted]

Schedule G

This and the Following Page Comprise Schedule G Attached to and Forming Part of an Asset Purchase and Sale Agreement Made as of the 5th day of February, 2013 Between Advantage Oil & Gas Ltd., as Vendor, and Questfire Energy Corp., as Purchaser.

FORM OF CERTIFICATE FOR VENDOR

TO:	Questfire Energy Corp. ("Purchaser")

RE:	Asset Purchase and Sale Agreement dated February 5th, 2013 (the "Sale Agreement") between Advantage Oil & Gas Ltd. ("Vendor") and Purchaser

The undersigned, [INSERT NAME], being the [INSERT TITLE] of Vendor, hereby certifies, for and on behalf of Vendor and not in his/her personal capacity, as follows:

1.	The undersigned is personally familiar, in his/her capacity as an officer of Vendor, with the matters hereinafter certified.

2.	This certificate is made and delivered pursuant to clause 4.1(c) of the Sale Agreement.

3.	The definitions contained in the Sale Agreement are adopted in this Agreement and wherever used shall have the meanings ascribed to them in the Sale Agreement.

4.	The representations and warranties of Vendor set forth in clause 5.1 of the Sale Agreement are true correct in all material respects as of the Closing Time, unless some other time is specified, and all obligations and covenants of Vendor to be performed or complied with prior to or at the Closing Time (other than in respect to the agreements, certificates and other instruments and documents to be delivered at the Closing Time by Vendor pursuant to clause 4.1 of the Sale Agreement) have been performed or complied with in all material respects except where failure of such representations and warranties to be true and correct and/or where failure to perform or comply with such obligations and such covenants would not reasonably be expected to result, in the aggregate, in a Financial Impact of more than [redacted] of the Base Price.

5.	No material change to the Assets, except as shall have been consented to in writing by the Purchaser, has occurred between the execution of this Agreement and the Closing Date which would materially or adversely affect the value of the Assets, provided that neither a decrease in the market price of any Petroleum Substances, changes in the reservoir, nor production of Petroleum Substances in the ordinary course of business shall be considered substantial damage for the purposes of this subclause.

DATED at Calgary, Alberta, as of the _____ day of·_____________, 2013.

ADVANTAGE OIL & GAS LTD.
Per:
Name: Title:

FORM OF CERTIFICATE FOR PURCHASER

TO:	Advantage Oil & Gas Ltd. ("Vendor")

RE:	Asset Purchase and Sale Agreement dated February 5th, 2013 (the "Sale Agreement") between Vendor and Questfire Energy Corp. ("Purchaser")

The undersigned, [INSERT NAME], being the [INSERT TITLE] of Purchaser, hereby certifies, for and on behalf of Purchaser and not in his/her personal capacity, as follows:

1.	The undersigned is personally familiar, in his/her capacity as an officer of Purchaser, with the matters hereinafter mentioned.

2.	This certificate is made and delivered pursuant to clause 4.2(b) of the Sale Agreement.

3.	The definitions contained in the Sale Agreement are adopted and in this Agreement wherever used shall have the meanings ascribed to them in the Sale Agreement.

4.	The representations and warranties of Purchaser set forth in clause 5.3 of the Sale Agreement are true in all material respects as of the Closing Time and all obligations and covenants of Purchaser to be performed prior to or at the Closing Time (other than in respect to the payments, agreements, certificates and other instruments and documents to be made and delivered at the Closing Time by Purchaser pursuant to Clause 4.2) have been timely performed in all material respects.

DATED at Calgary, Alberta, as of the _____ day of·_____________, 2013.

QUESTFIRE ENERGY CORP.
Per:
Name: Title:

Schedule H

This and the Following Page Comprise Schedule H Attached to and Forming Part of an Asset Purchase and Sale Agreement Made as of the 5th day of February, 2013 Between Advantage Oil & Gas Ltd., as Vendor, and Questfire Energy Corp., as Purchaser.

White Map Area

[Schedule H has been redacted]

Schedule I

This and the Following Pages Comprise Schedule I Attached to and Forming Part of an Asset Purchase and Sale Agreement Made as of the 5th day of February, 2013 Between Advantage Oil & Gas Ltd., as Vendor, and Questfire Energy Corp., as Purchaser.

Included Seismic data

Part 1 - Proprietary Seismic Data

Part 2 - Partner and Joint Seismic Data

[Schedule I has been redacted]

Schedule J

This and the following Pages Comprise Schedule H Attached to and Forming Part of an Asset Purchase and Sale Agreement Made as of the 5th day of February, 2013 Between Advantage Oil & Gas Ltd., as Vendor, and Questfire Energy Corp., as Purchaser.

disclosure

[Schedule J has been redacted]

Schedule K

This and the following Pages Comprise Schedule K Attached to and Forming Part of an Asset Purchase and Sale Agreement Made as of the 5th day of February, 2013 Between Advantage Oil & Gas Ltd., as Vendor, and Questfire Energy Corp., as Purchaser.

excluded assets

[Schedule K has been redacted]

Schedule L

This and the Following Page Comprise Schedule L Attached to and Forming Part of an Asset Purchase and Sale Agreement Made as of the 5th day of February, 2013 Between Advantage Oil & Gas Ltd., as Vendor, and Questfire Energy Corp., as Purchaser.

areas of mutual interest

[Schedule L has been redacted]

Schedule M

This and the Following Pages Comprise Schedule M Attached to and Forming Part of an Asset Purchase and Sale Agreement Made as of the 5th day of February, 2013 Between Advantage Oil & Gas Ltd., as Vendor, and Questfire Energy Corp., as Purchaser.

Form of Debenture

[Schedule M has been redacted. The executed Debenture will be filed on SEDAR by Purchaser following Closing]

Schedule N

This and the Following Pages Comprise Schedule N Attached to and Forming Part of an Asset Purchase and Sale Agreement Made as of the 5th day of February, 2013 Between Advantage Oil & Gas Ltd., as Vendor, and Questfire Energy Corp., as Purchaser.

DEPOSIT LANDS

[Schedule N has been redacted]

Schedule O

This and the Following Pages Comprise Schedule O Attached to and Forming Part of an Asset Purchase and Sale Agreement Made as of the 5th day of February, 2013 Between Advantage Oil & Gas Ltd., as Vendor, and Questfire Energy Corp., as Purchaser.

SURPLUS, idle and active EQUIPMENT

[Schedule O has been redacted]

Schedule P

This Page Comprises Schedule P Attached to and Forming Part of an Asset Purchase and Sale Agreement Made as of the 5th day of February, 2013 Between Advantage Oil & Gas Ltd., as Vendor, and Questfire Energy Corp., as Purchaser.

HEDGING PROGRAMS

Term of Contract	Volume	Fixed Price

Natural Gas – AECO 7A

March 2013 to December 2013	14,000 gj/d	$3.05/gj

January 2014 to December 2014	8,000 gj/d	$3.3575/gj

Crude Oil – WTI Canadian

March 2013 to December 2013	250 bbls/d	$97.25/bbl

January 2014 to December 2014	200 bbls/d	$94.80/bbl

Schedule Q

This and the Following Pages Comprise Schedule Q Attached to and Forming Part of an Asset Purchase and Sale Agreement Made as of the 5th day of February, 2013 Between Advantage Oil & Gas Ltd., as Vendor, and Questfire Energy Corp., as Purchaser.

FORM OF GOVERNANCE AGREEMENT

[Schedule Q has been redacted. The executed Governance Agreement giving Vendor the right to designate one representative, such representative to be agreed to by Purchaser, acting reasonably, to be appointed to the board of directors of Purchaser for the period of time commencing at the Closing Time and ending on the date that the principal amount of the Debenture and accrued interest thereon is paid in full by Purchaser will be filed on SEDAR by Purchaser following Closing]